 EXHIBIT 99.2

TSX: FF | OTCQX: FFMGF | FRANKFURT: FMG

NOTICE OF MEETING

and

MANAGEMENT INFORMATION CIRCULAR

for the

ANNUAL GENERAL MEETING

OF SHAREHOLDERS

to be held on

JUNE 14, 2023

Dated as of May 1, 2023

Suite 2070 – 1188 West Georgia Street, Vancouver, British Columbia V6E 4A2 www.firstmininggold.com | 1-844-306-8827

About First Mining

Headquartered in Vancouver, British Columbia, First Mining Gold Corp. (“First Mining” or, the “Company”) is a Canadian-focused gold exploration and development company that was created in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp. and a co-founder of First Quantum Minerals Ltd.

We are a gold developer advancing two of the largest gold projects in Canada, the Springpole Gold Project in northwestern Ontario, where we have commenced a Feasibility Study and permitting activities are on-going with a draft Environmental Impact Statement (“EIS”) for the project published in June 2022, and the Duparquet Gold Project in Quebec, an advanced-stage development asset located on the Destor-Porcupine Fault in the prolific Abitibi region.  We also own the Cameron Gold Project in Ontario and a portfolio of gold project interests including the Pickle Crow Gold Project (being advanced in partnership with Auteco Minerals Ltd.), the Hope Brook Gold Project (being advanced in partnership with Big Ridge Gold Corp.), and an equity interest in Treasury Metals Inc.

First Mining is publicly listed on the Toronto Stock Exchange (“TSX”) under the trading symbol “FF”, on the Frankfurt Stock Exchange under the symbol “FMG”, and in the US on the OTC-QX under the trading symbol “FFMGF”.  Our management team has decades of experience in evaluating, exploring and developing mineral assets.

- i -

Contents

Letter to Shareholders	iii
Notice of 2023 Annual General Meeting of Shareholders	iv
2023 Management Information Circular	1
Notice & Access Process	1
About the Meeting	2
Voting	4
Particulars of the Matters to be Acted Upon	9
Corporate Governance	14
Statement of Executive Compensation	22
Equity Compensation Plan Information	54
Indebtedness of Directors and Executive Officers	55
Management Contracts	55
Additional Information	55
Board Approval	56
Appendix A	A-1

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Letter to shareholders

Dear Shareholder:

It is my pleasure to invite you to our 2023 annual general meeting of shareholders to be held on Wednesday, June 14, 2023 at 10:00 a.m. (Pacific Time) (the “Meeting”).  The Meeting will be held at our offices at 1188 West Georgia Street, 3rd Floor Boardroom, Vancouver, British Columbia  V6E 4A2.

The Meeting is your opportunity to vote on various items of business, meet our board of directors and management team, and hear first-hand about our operations, our performance over the past year and our future plans.  Please take some time to read the accompanying management information circular because it includes important information about the Meeting, voting, the nominated directors, our governance practices and how we compensate our executives and directors.

Your vote is very important.  You can vote online or by phone, fax, mail, or in person at the Meeting.

If you have any questions and/or need assistance in voting your shares, please contact Paul Morris, our Director, Investor Relations, at 1.844.306.8827 or by e-mail: info@firstmininggold.com.

Thank you for your continued support as we move our business forward.

Yours sincerely,

(signed) “Keith Neumeyer”

Keith Neumeyer

Chairman of the Board

Vancouver, British Columbia

May 1, 2023

Suite 2070 – 1188 West Georgia Street, Vancouver, British Columbia V6E 4A2 www.firstmininggold.com | 1-844-306-8827

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Notice of 2023 Annual General Meeting of Shareholders

When

Wednesday, June 14, 2023 at 10:00 a.m. (Pacific Time)

Where

At our offices, which are located at 1188 West Georgia Street, 3rd Floor Boardroom, Vancouver, British Columbia  V6E 4A2.

We will cover five items of business at our 2023 annual general meeting (the “Meeting”):

•	Receive our audited consolidated financial statements for the financial year ended December 31, 2022 and the auditor’s report thereon;

•	Fix the number of directors to be elected at the Meeting at five;

•	Elect five directors to our board of directors to hold office until the next annual general meeting of shareholders;

•	Re-appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as our independent auditor for the ensuing year and authorize our directors to set the auditor’s pay; and

•	Transact such other business that is properly brought before the Meeting or any adjournment or adjournments thereof.

Record date

The record date for the Meeting is April 26, 2023.  The record date is the date for the determination of the registered holders of our Common Shares entitled to receive notice of, and to vote at, the Meeting and any adjournment or postponement of the Meeting.

Your vote is important

This notice is accompanied by the Circular and either a form of proxy for registered shareholders or a voting instruction form for beneficial (i.e. non-registered) shareholders.  If previously requested, a copy of our audited consolidated annual financial statements and the accompanying management’s discussion and analysis (“MD&A”) for the year ended December 31, 2022 will also accompany this notice (collectively, the “Meeting Materials”).  Copies of our annual and/or interim financial statements and MD&A are also available under our SEDAR profile at www.sedar.com, on our website at www.firstmininggold.com/investors/reports-filings/financials, or by request made to First Mining Gold Corp.  As described in the notice and access notification that we have mailed to our shareholders, we are using the notice and access method for delivering this notice and the Meeting Materials to our shareholders, which substantially reduces the paper used in printing this notice and the Meeting Materials as well as printing and mailing costs.  This notice and the Meeting Materials will be available on our website at www.firstmininggold.com/investors/agm/agm-materials and under our SEDAR profile at www.sedar.com.

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The Circular contains important information about the Meeting, who can vote and how to vote. Please read the Circular carefully before voting.

If you will not be attending the meeting in person, we request that you read, date and sign the accompanying proxy and deliver it to our transfer agent, Computershare Investors Services Inc. (“Computershare”). If a shareholder does not deliver a proxy to Computershare, Attention: Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, by 10:00 a.m. (Pacific Time) on Monday, June 12, 2023 (or before 48 hours, excluding Saturdays, Sundays and holidays, before any adjournment of the Meeting at which the proxy is to be used), then the shareholder will not be entitled to vote at the Meeting by proxy.

If you would like us to send you a paper copy of the Meeting Materials, please contact Paul Morris, our Director, Investor Relations, at 1.844.306.8827 or by e-mail: info@firstmininggold.com. In order for you to receive the Meeting Materials in advance of the proxy deposit deadline date and the date of the Meeting, we must receive requests for printed copies of the Meeting Materials at least ten business days in advance of the proxy deposit deadline date and time.

BY ORDER OF THE BOARD OF DIRECTORS,

(signed) “Daniel W. Wilton”

Daniel W. Wilton

Chief Executive Officer and Director

Vancouver, British Columbia

May 1, 2023

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2023 Management Information Circular

You have received this management information circular (the “Circular”) because our records indicate you held common shares (“Common Shares”) of First Mining as of the close of business on April 26, 2023 (the “Record Date”) and we are sending this Circular to you in connection with the 2023 annual general meeting of our shareholders to be held on Wednesday, June 14, 2023 (the “Meeting”).

Throughout this document, the terms we, us, our, the Company and First Mining mean First Mining Gold Corp. and its subsidiaries, in the context.

We encourage you to vote at the Meeting in person or by proxy.  On behalf of management of the Company, we will be soliciting votes for this Meeting and any meeting that is reconvened if it is postponed or adjourned.  The cost of solicitation will be borne by the Company.

This Circular is dated May 1, 2023.  Unless otherwise stated, all information in this Circular is current as of May 1, 2023, and all dollar figures are in Canadian dollars.

The notice and access notification regarding the Meeting is being mailed to you on May 5, 2023 with a proxy or voting instruction form, in accordance with applicable laws.

Notice & Access Process

We are using the notice and access model (“Notice and Access”) provided under National Instrument 54 – 101 Communication with Beneficial Owners of Securities of a Reporting Issuer for the delivery to our shareholders of the Notice of Meeting, this Circular, the audited consolidated annual financial statements of First Mining for the year ended December 31, 2022 and the accompanying management’s discussion and analysis thereon (collectively, the “Meeting Materials”).  We have adopted the Notice and Access delivery model in order to further our commitment to environmental sustainability and to reduce our printing and mailing costs.

Under Notice and Access, instead of receiving printed copies of the Meeting Materials, shareholders receive a Notice and Access notification containing details regarding the date, location and purpose of the Meeting, as well as information on how they can access the Meeting Materials electronically.  Shareholders with existing instructions on their account to receive printed materials will receive a printed copy of the Meeting Materials.

How to request printed Meeting Materials

Shareholders can request that printed copies of the Meeting Materials be sent to them by postal delivery at no cost to them up to one year from the date of the filing of this Circular on SEDAR.

Registered shareholders may make their request by contacting Paul Morris, our Director, Investor Relations, at 1.844.306.8827 or by e-mail: info@firstmininggold.com.

Non-registered shareholders may make their request online at www.proxyvote.com or by telephone at 1.877.907.7643 (North America) or Direct: 1.303.562.9305 (English) or 1.303.562.9306 (French) (outside of North America) by entering the 16-digit control number located on their voting instruction form and following the instructions provided.

To receive the Meeting Materials in advance of the proxy deposit deadline date and the date of the Meeting, First Mining must receive requests for printed copies of the Meeting Materials at least seven business days in advance of the proxy deposit deadline date and time.

2023 Management Information Circular – Page 1

About the Meeting

Items of business

1.	Receive our audited consolidated annual financial statements for the financial year ended December 31, 2022 and the auditor’s report thereon (see page 9).

Our audited consolidated annual financial statements for the financial year ended December 31, 2022, and the auditor’s report thereon are available on our website at www.firstmininggold.com/investors/reports-filings/financials and under our SEDAR profile at www.sedar.com.

2.	Fix the number of directors to be elected at the Meeting at five (see page 9).

Our board of directors (the “Board”) currently consists of five directors and we propose to fix the number of directors at five for the ensuing year.		Our transfer agent and registrar is Computershare Investor Services Inc. (“Computershare”).

3.	Elect five directors to our Board to hold office for the ensuing year (see page 9).	They will act as scrutineer of the Meeting and will be responsible for counting the votes on our behalf.
We have nominated the following individuals for election as directors for the ensuing year:

•	Keith Neumeyer
•	Raymond Polman
•	Daniel W. Wilton
•	Richard Lock
•	Leanne Hall

Each of the above five director nominees is well qualified to serve on our Board and has expressed his or her willingness to do so.  Our directors are elected for a one-year term, which expires at the end of our 2024 annual general meeting, unless the person ceases to be a director before then.

4.	Re-appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as our independent auditor for the ensuing year and authorize our directors to set the auditor’s pay (see page 14).

We have nominated PricewaterhouseCoopers LLP (“PwC”) for re-appointment as our independent auditor and serve until the end of our 2024 annual general meeting.

5.	Transact such other business that is properly brought before the Meeting (see page 14).

We’ll also consider other matters that properly come before the Meeting.  As of the date of this Circular, we are not aware of any other items of business to be considered at the Meeting, other than as set forth above.

2023 Management Information Circular – Page 2

Quorum and approval

We need a quorum of shareholders to transact business at the Meeting.  Under our articles, a quorum is two or more persons who are, or represent by proxy, shareholders holding, in the aggregate, at least 5% of the Common Shares entitled to be voted at the Meeting.

We require a simple majority (50% plus 1) of the votes cast at the Meeting to approve all items of business, unless otherwise stated.

Record date

We have fixed April 26, 2023 as the Record Date for determining the registered shareholders who will be entitled to notice of the Meeting, and any adjournment or postponement of the Meeting, and who will be entitled to vote at the Meeting.

Shares and outstanding principal holders

Our authorized capital consists of an unlimited number of Common Shares without par value, each carrying the right to one vote, and an unlimited number of Preferred Shares issuable in series.  On a vote by show of hands, every person present at the Meeting who is a shareholder or proxyholder and entitled to vote on the matter has one vote and, on a poll, every shareholder entitled to vote on the matter has one vote in respect of each Common Share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

We had a total of 807,658,020 Common Shares outstanding at the close of business on the Record Date.  There are no Preferred Shares outstanding.

To the knowledge of our directors and executive officers, no persons or companies beneficially own, or control or direct, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to all outstanding Common Shares as of the Record Date.

Our Common Shares are listed on:

•	the TSX under the symbol “FF”;

•	the US OTC-QX market under the symbol “FFMGF”; and

•	the Frankfurt Stock Exchange under the symbol “FMG”.

Interest of certain persons in matters to be acted upon

Other than as described elsewhere in this Circular, none of the following individuals has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors:

•	each person who has been a director or executive officer of the Company at any time since January 1, 2022;

•	the nominees for director; or

•	any associate or affiliate of any of the above.

2023 Management Information Circular – Page 3

Interest of informed persons in material transactions

We are not aware of any informed person (as defined in National Instrument 51-102 Continuous Disclosure Obligations) of the Company, or any proposed director, or any associate or affiliate of the foregoing, who has a direct or indirect material interest in any transaction we entered into since January 1, 2022 or any proposed transaction, which has materially affected or would materially affect the Company or its subsidiaries.

Voting

Who can vote?

You are entitled to receive notice of and vote at the Meeting if you held Common Shares as of the close of business on April 26, 2023, the Record Date for the Meeting.

How to vote?

You can vote by proxy or you can attend the Meeting and vote your Common Shares in person. Voting by proxy is the easiest way to vote because you’re appointing someone else (called your proxyholder) to attend the Meeting and vote your Common Shares for you.

There are different ways to submit your voting instructions, depending on whether you are a registered or non-registered shareholder.

The voting process is different depending on whether you are a registered shareholder or a non-registered shareholder.

You’re a registered shareholder if your name appears on your share certificate or direct registration statement.

You’re a non-registered shareholder if your bank, trust company, securities broker, trustee or other financial institution holds your Common Shares (your nominee).

This means the Common Shares are registered in your nominee’s name, and you are the beneficial shareholder

Registered Shareholders

You are a registered shareholder if you hold Common Shares registered in your name and evidenced by either a share certificate or direct registration statement.

Voting by proxy

Keith Neumeyer, Chairman of the Board, or failing him, Daniel W. Wilton, Chief Executive Officer, have agreed to act as the First Mining proxyholders.

You can appoint someone other than First Mining’s proxyholders to represent you at the Meeting and vote on your behalf.If you want to appoint someone else, print the name of the person you wish to appoint as your proxyholder in the space provided on the enclosed proxy form. This person need not be a shareholder.

Your proxyholder must vote your Common Shares or withhold your vote, as applicable, according to your instructions on any ballot that may be called for and, if you specify a choice on any matter to be acted upon, your Common Shares will be voted accordingly.If there are other items of business that properly come before the Meeting, or amendments or variations to the items of business, your proxyholder has the discretion to vote as he or she sees fit.

2023 Management Information Circular – Page 4

If you appoint the First Mining proxyholders but do not tell them how to vote your Common Shares, your Common Shares will be voted as follows:

•	FOR fixing the number of directors at five;
•	FOR electing the five nominated directors listed on the proxy form and in this Circular; and
•	FOR re-appointing PwC as the independent auditor and FOR authorizing the Board to set the auditor’s pay.

This is consistent with the voting recommendations by management and the Board.  If there are other items of business that properly come before the Meeting, or amendments or variations to the items of business, the First Mining proxyholders will vote according to management’s recommendation.

If you appoint someone other than the First Mining proxyholders to be your proxyholder, that person must attend and vote at the Meeting for your vote to be counted.

A proxy will not be valid unless it is signed by the registered shareholder, or by the registered shareholders’ attorney with proof that they are authorized to sign.  If you represent a registered shareholder who is a corporation or association, your proxy should have the seal of the corporation or association, and must be executed by an officer or an attorney who has written authorization.  If you execute a proxy as an attorney for an individual registered shareholder, or as an officer or attorney of a registered shareholder who is a corporation or association, you must include the original or a notarized copy of the written authorization for the officer or attorney, with your proxy form.

If you are voting by proxy, you may vote:

•	on the internet
•	by telephone;
•	by fax; or
•	by mail.

Computershare must receive your proxy by 10:00 a.m. (Pacific Time) on Monday, June 12, 2023 or at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the province of British Columbia) prior to the time set for any adjournment or postponement of the Meeting.  The Chairman of the Meeting has the discretion to accept late proxy forms without notice.

Voting your proxy using the internet

This is the most efficient and convenient way to vote your Common Shares.

Go to www.investorvote.com and follow the instructions on the screen.  You will need to input your 15-digit control number, which appears on the first page of your proxy form.

Voting your proxy by telephone

You may vote your Common Shares using the telephone by dialling the following toll-free number from a touch tone telephone: 1.866.732.8683.  If you vote using the telephone, you will need your 15-digit control number, which appears on the first page of your proxy form.

2023 Management Information Circular – Page 5

Voting your proxy by fax or mail

Complete your proxy form, including the section on declaration of residency, sign and date it, and send it to Computershare by fax to 1.866.249.7775 (within North America) or 1.416.263.9524 (outside North America) or mail it to:

Computershare Investor Services Inc.

Attention:  Proxy Department

100 University Avenue, 8th Floor

Toronto, ON  M5J 2Y1

Attending the Meeting and voting in person

If you will be attending the Meeting in person, do not complete the enclosed proxy form.  Instead, simply register with a representative from Computershare when you arrive at the Meeting.

Non-Registered Shareholders

Only registered shareholders of First Mining, or the persons they appoint as their proxyholders, are permitted to vote at the Meeting.  Most shareholders of First Mining are non-registered shareholders because the Common Shares they own are not registered in their names and appear on an account statement provided by their bank, broker or financial advisor.  Common Shares beneficially owned by a non-registered shareholder are registered either:

•

in the name of an intermediary (“Intermediary”) that the non-registered shareholder deals with in respect of the non-registered shareholder’s Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or

•	in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. or The Depository Trust & Clearing Corporation) of which the Intermediary is a participant.

Non-registered shareholders fall into two categories: those who object to their identity being known to the Company (“OBOs”) and those who do not object to their identity being made known to the Company (“NOBOs”). The Company will assume the costs of delivery of proxy-related materials for the Meeting to OBOs. The Company is not sending proxy-related materials directly to NOBOs.

In accordance with applicable securities law requirements, First Mining has distributed copies of the Notice and Access notification, the Meeting Materials and the form of proxy (which includes a place to request copies of this Circular and annual and/or interim financial statements and MD&A or to waive the receipt of such documents) to the Intermediaries and clearing agencies for distribution to non-registered shareholders.

Intermediaries are required to forward the Notice and Access notification to non-registered shareholders unless a non-registered shareholder has requested paper copies (in which case the Intermediary will forward the Meeting Materials to the non-registered shareholder). Intermediaries often use service companies to forward the Notice and Access notification and Meeting Materials to non-registered shareholders.

2023 Management Information Circular – Page 6

Voting using the voting instruction form or proxy form

Generally, non-registered shareholders who have not waived the right to receive the Meeting Materials will either:

•

be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the non-registered shareholder and returned to the Intermediary or its service company, will constitute your voting instructions (often called a “voting instruction form” or a “VIF”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one or two-page pre-printed form; or

•

be given a proxy form which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the non-registered shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the non-registered shareholder when submitting the proxy.

In either case, the purpose of these procedures is to enable non-registered shareholders to direct the voting of the Common Shares of First Mining that they beneficially own.

If you are a non-registered shareholder, you should carefully follow the instructions of your Intermediary in order to submit the voting instructions for your Common Shares, including those regarding when and where the completed VIF or proxy form (as applicable) is to be delivered.

Your Intermediary may have also provided you with the option of voting by telephone or through the internet. Your Intermediary must receive your voting instructions in sufficient time for your Intermediary to act on them. We strongly encourage all non-registered shareholders to submit their voting instructions to their Intermediary online at www.proxyvote.com with plenty of time before the cut-off. Computershare must receive proxy vote instructions from your Intermediary by no later than 10:00 a.m. (Pacific Time) on Monday, June 12, 2023, or at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of British Columbia) prior to the time set for any adjournment or postponement of the Meeting.

Attending the Meeting and voting in person

If you wish to vote in person at the Meeting, insert your name in the space provided for the proxyholder appointment in the VIF or proxy form (as applicable), and return it as instructed by your Intermediary. Do not complete the voting section of the VIF or proxy form, since you will vote in person at the Meeting. Your Intermediary may have also provided you with the option of appointing yourself or someone else to attend and vote on your behalf at the Meeting through the internet. When you arrive at the Meeting, make sure you register with a representative from Computershare so your voting instructions can be taken at the Meeting.

Your Intermediary must receive your voting instructions in sufficient time for your Intermediary to act on them. Computershare must receive proxy vote instructions from your Intermediary by no later than 10:00 a.m. (Pacific Time) on Monday, June 12, 2023, or at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of British Columbia) prior to the time set for any adjournment or postponement of the Meeting.

2023 Management Information Circular – Page 7

How to change your vote?

The process for changing your vote after it has been submitted differs for registered and non-registered shareholders.

Registered Shareholders

You can revoke your proxy by sending a new completed proxy form with a later date, or a written notice of revocation signed by you, or by your attorney if he or she has your written authorization. You can also revoke your proxy in any manner permitted by law.

If you represent a registered shareholder who is a corporation or association, your written notice of revocation must have the seal of the corporation or association, and must be executed by an officer or an attorney who has their written authorization. The written authorization must accompany the written notice of revocation.

We must receive the written notice of revocation any time up to and including the last business day before the day of the Meeting, or the day the Meeting is reconvened if it was postponed or adjourned.

Send the signed written notice to:

First Mining Gold Corp.

Suite 2070 – 1188 West Georgia Street

Vancouver, British Columbia V6E 4A2

Attention: Samir Patel, General Counsel & Corporate Secretary

You can also give your written notice to the Chairman of the Meeting on the day of the Meeting. If the Meeting has already started, your new voting instructions can only be executed for items that have not yet been voted on.

If you’ve sent in your completed proxy form and since decided that you want to attend the Meeting and vote in person, you need to revoke the proxy form before you are able to vote at the Meeting.

Non-Registered Shareholders

You can revoke your prior voting instructions by providing new instructions on a VIF or proxy form with a later date, or at a later time in the case of voting by telephone or through the internet, provided that your new instructions are received by your Intermediary in sufficient time for your Intermediary to act on them before 10:00 a.m. (Pacific Time) on Monday, June 12, 2023, or at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of British Columbia) prior to the time set for any adjournment or postponement of the Meeting.

Who processes the votes?

Our transfer agent, Computershare, or its authorized agents count and tabulate the votes on our behalf.

2023 Management Information Circular – Page 8

Particulars of the Matters to be Acted Upon

1. Receipt of audited consolidated financial statements

Our audited consolidated annual financial statements for the financial year ended December 31, 2022, and the auditor’s report thereon will be presented to the Meeting. A copy is available on our website at www.firstmininggold.com/investors/reports-filings/financials◦and under our SEDAR profile at www.sedar.com.

The audited consolidated annual financial statements, auditor’s report thereon and management’s discussion and analysis (“MD&A”) for the financial year ended December 31, 2022 have been mailed to registered shareholders who have indicated to us that they wish to receive these documents.

2. Fix the number of directors to be elected at the Meeting at five

Our Board presently consists of five directors and we propose to fix the number of directors at five for the ensuing year. If there are more nominees for election then there are vacancies to fill, those nominees receiving the greatest number of votes will be elected until all such vacancies have been filled.

In the absence of instructions to the contrary, the First Mining proxyholders will vote the Common Shares represented by each form of proxy, properly executed, FOR fixing the number of directors at five for the ensuing year.

3. Election of directors for the ensuing year

We have nominated the five current directors of the Company as the five individuals to stand for re-election as directors, based on their mix of skills and experience that we believe are necessary to effectively fulfill the Board’s duties and responsibilities.

Each of our directors is elected annually and holds office until the end of the next annual general meeting of shareholders, unless that person ceases to be a director before then. Each of the nominated directors has confirmed his willingness to serve on the Board for the next year.

In the absence of instructions to the contrary, the First Mining proxyholders will vote the Common Shares represented by each form of proxy, properly executed, FOR each of the five nominees for director listed in this Circular.

2023 Management Information Circular – Page 9

About the Nominated Directors

The following three pages provide information on the five director nominees as of the date of this Circular, including:

•	their province or state and country of residence;

•	their position with the Company;

•	the period or periods during which each has served as a director of the Company;

•	their membership on committees of the Board;

•	their principal occupation, business or employment; and

•

the current equity ownership consisting of securities of the Company beneficially owned, or controlled or directed, directly or indirectly, by each director and by each director’s associates or affiliates (certain of the aforementioned information has been provided to us by the nominees themselves).

Director	Board committees	Principal occupation or employment for past five years

Keith Neumeyer Zug, Switzerland Chairman since March 30, 2015	Audit Committee Compensation Committee (chair) Corporate Governance & Nominating Committee

Director and Chairman of First Mining since March 2015

November 2001 to present – Founder, President and Chief Executive Officer of First Majestic Silver Corp. (mining company)

December 1998 to present – Director of First Majestic Silver Corp. (mining company)

Ownership of Securities:	18,155,313 shares 569,500 DSUs	3,037,500 options

Director	Board committees	Principal occupation or employment for past five years

Raymond L. Polman, CPA, CA British Columbia, Canada Director since March 30, 2015	Audit Committee (chair) Corporate Governance & Nominating Committee

Director of First Mining since March 2015

May 2022 to present – Director of First Majestic Silver Corp. (mining company)

February 2007 to December 2021 – Chief Financial Officer of First Majestic Silver Corp. (mining company)

Ownership of Securities:	650,333 shares 499,500 DSUs	2,787,500 options

2023 Management Information Circular – Page 10

Director	Board committees	Principal occupation or employment for past five years

Daniel W. Wilton British Columbia, Canada Director since January 7, 2019	None

Chief Executive Officer and a Director of First Mining since January 7, 2019

December 2018 to present – Director of South Star Mining Corp. (mining company)

September 2021 to present – Director of Providence Living (non-profit residential care provider)

August 2020 to June 2022 – Director of Treasury Metals Inc. (mining company)

September 2010 to June 2021 – Director and Vice Chair of Providence Health Care (non-profit health care provider)

February 2013 to April 2018 – Partner of Pacific Road Capital Management Pty Ltd. (global private equity investment firm)

Ownership of Securities:	6,166,666 shares 1,779,168 RSUs	7,750,000 options 1,606,000 PSUs

Director	Board committees	Principal occupation or employment for past five years

Richard Lock Utah, U.S.A. Director since April 1, 2020	Audit Committee Corporate Governance & Nominating Committee (chair)

Director of First Mining since April 2020

April 2022 to present – Chief Executive Officer and a Director of Oroco Resource Corp. (mining company)

January 2020 to April 2022 – Senior Vice President and Project Director (NorthMet Project) of Poly Met Mining, Inc., a wholly-owned subsidiary of PolyMet Mining Corp. (mining company)

March 2019 to October 2019 – Construction Director of the Peschanka open pit copper mine owned by KAZ Minerals Projects BV (mining company)

September 2018 to December 2019 – Senior Vice President of Arizona Mining Inc. (mining company)

Ownership of Securities:	255,553 shares NIL DSUs	1,650,000 options

2023 Management Information Circular – Page 11

Director	Board committees	Principal occupation or employment for past five years

Leanne Hall Ontario, Canada Director since October 30, 2020	Compensation Committee

Director of First Mining since October 30, 2020

December 2019 to present – Chief Executive Officer of Creative Fire (100% owned Indigenous strategy, engagement, research and data analytics firm)

August 2019 to present – Vice President of Des Nedhe Development Corporation (Indigenous economic development corporation)

February 2016 to August 2019 – Partner and National Leader of Indigenous practice group at Deloitte Canada (professional services firm)

Ownership of Securities:	NIL shares 40,000 DSUs	1,575,000 options

No proposed director is being elected under any arrangement or understanding between the proposed director and any other person or company.

Corporate Cease Trade Orders or Bankruptcies, Penalties or Sanctions

No proposed director:

•

is, as of the date of this Circular, or has been within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including ours) that: (a) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an “order”) that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or (b) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

•

is, as of the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including ours) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

•

has within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

2023 Management Information Circular – Page 12

None of the proposed directors:

•	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority;

•	has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director; or

•	has entered into a settlement agreement with any securities regulatory authority.

Skills and Experience

We believe it is important for directors to have experience in senior management, governance, compensation, finance, environment, health and safety, and to participate with public company boards as an advisor, director or member of management to effectively fulfill their duties and responsibilities as a member of our Board.

Our Board reviews the slate of nominated directors every year to determine whether it still reflects the mix of skills, background and experience it believes is necessary for fulfilling its duties and responsibilities in overseeing First Mining’s strategic direction, management and affairs.

We believe that the directors who have been nominated for election at the Meeting are well qualified to represent the interests of shareholders and appropriately address our business needs, and we recommend that our shareholders vote FOR the five director nominees set out herein.

Advance Notice Provisions

Pursuant to Article 14.2 of First Mining’s Articles, any additional director nominations for an annual general meeting must be received by the Company, not less than 30 nor more than 65 days prior to the date of the meeting. Unless nominations are received in accordance with our Articles by May 15, 2023, being the date which is 30 days prior to the Meeting, management’s nominees for election as directors set forth above shall be the only nominees eligible to stand for election at the Meeting.

Majority Voting Policy

Our Board has adopted a majority voting policy. Unless there is a contested election, a director who receives more withhold votes than votes “for”, will immediately submit his or her resignation to the Board. The corporate governance and nominating committee of the Board (the “Corporate Governance & Nominating Committee”) will review the matter and recommend to the Board whether to accept the resignation. The resignation will be effective once it has been accepted by the Board. The director will not participate in any deliberations on the matter. We expect to accept the resignation unless there is some special circumstance that warrants the director stay on the Board. In any case, the Board shall determine whether or not to accept the resignation within 90 days of the relevant annual shareholders’ meeting and the Company will promptly issue a news release communicating the Board’s decision. If the Board determines not to accept a resignation, the news release will fully state the reasons for that decision.

2023 Management Information Circular – Page 13

4. Appointment of auditor

At the Meeting, shareholders will be asked to appoint First Mining’s auditor for the ensuing year.  Our current auditor, PwC, will be nominated at the Meeting for re-appointment as the Company’s auditor at such remuneration to be fixed by the Board.

In the absence of instructions to the contrary, the First Mining proxyholders will vote the Common Shares represented by each form of proxy, properly executed, FOR re-appointing PwC as our independent auditor for the ensuing year, and FOR authorizing the directors to fix the auditor’s pay.

5. Other business

As of the date of this Circular, we are not aware of any other items of business to be considered at the Meeting other than as set forth above.  If other items of business are properly brought before the Meeting, the First Mining proxyholders intend to vote on such items in accordance with management’s recommendation.

Corporate Governance

National Policy 58-201 Corporate Governance Guidelines establishes corporate governance guidelines that apply to all public companies (the “Guidelines”), and has been used by First Mining in adopting its corporate governance practices.  National Instrument 58-101 Disclosure of Governance Practices requires us to disclose in this Circular certain information regarding our corporate governance guidelines.

Our Board and management consider good corporate governance to be an integral part of the effective and efficient operation of Canadian corporations.  Our approach to corporate governance is set out below.

Our Board

Management is nominating five individuals to the Board, all of whom are current directors of the Company.

The Guidelines suggest that the board of directors of every public company should be constituted with a majority of individuals who qualify as “independent” directors under National Instrument 52-110 Audit Committees (“NI 52-110”), which provides that a director is independent if he or she has no direct or indirect “material relationship” with the Company.  The “material relationship” is defined as a relationship which could, in the view of the Company’s Board, reasonably interfere with the exercise of a director’s independent judgement.

All current members of the Board, including the Chairman of our Board, are considered “independent” within the meaning of NI 52-110, except for Daniel W. Wilton, who is the Chief Executive Officer (“CEO”) of First Mining.

2023 Management Information Circular – Page 14

Our Board has a stewardship responsibility to supervise the management of and oversee the conduct of the business of the Company, provide leadership and direction to management, evaluate management, set policies appropriate for First Mining’s business and approve corporate strategies and goals.  The day-to-day management of the business and affairs of First Mining is delegated by the Board to the CEO.  The Board will give direction and guidance through the CEO to management and will keep management informed of its evaluation of First Mining’s senior officers in achieving and complying with goals and policies established by the Board.

Our Board recommends nominees to the shareholders for election as directors, and immediately following each annual general meeting appoints an Audit Committee, a Compensation Committee, a Corporate Governance & Nominating Committee and a chairperson for each committee.  The Board establishes and periodically reviews and updates the committee mandates, duties and responsibilities of each committee, elects a chairperson of the Board and establishes his or her duties and responsibilities, appoints the CEO of First Mining and establishes his or her duties and responsibilities, and on the recommendation of the CEO, appoints First Mining’s senior officers and approves the senior management structure of the Company.

The mandate of our Board is to manage or supervise management of the business and affairs of the Company and to act with a view to the best interests of the Company.  In doing so, the Board oversees the management of First Mining’s business and affairs directly and through its committees.  A copy of the Board mandate is set out at Appendix “A”.

The Chairman of the Board plays a critical role in managing and supervising the business and affairs of First Mining, and in overseeing management.  The Chairman is responsible for ensuring that the Board focuses on our strategic performance, ensuring the Board represents and protects the Company’s long term best interests, helping set the tone and culture of the Company, managing relationships, and ensuring the Board adopts and complies with procedures enabling it to effectively and efficiently conduct its work independently from management.

Our Board exercises its independent supervision over management by its policies whereby: (a) periodic meetings of the Board are held to obtain an update on significant corporate activities and plans; and (b) all material transactions of the Company are subject to prior approval of the Board.  Our Board meets at least four times each year, and endeavours to hold at least one meeting in each fiscal quarter.  In addition, the independent members of the Board meet regularly each year, at which meetings the non-independent directors and members of management are not in attendance.  The Board will also meet at any other time at the call of the CEO, or subject to our Articles, of any director.  In addition, in order to facilitate open and candid discussion among the independent directors of the Board, at the end of each Board meeting, the Chairman asks if any director would like to hold an in camera session of independent directors only, and if an in camera session of independent directors is requested as a result, all non-independent directors and members of management leave the meeting prior to the commencement of the in camera session unless any such persons are requested by the Board to remain for the in camera session.  Since January 1, 2022, in camera sessions of independent directors have been held after two Board meetings, with the CEO requested by the Board to attend each of these in camera sessions.

2023 Management Information Circular – Page 15

Other directorships

The following is a list of each current and proposed director of the Company who is also a director of other reporting issuers (or equivalent) in a Canadian or foreign jurisdiction:

Name of Director	Name of other reporting issuer
Keith Neumeyer	First Majestic Silver Corp. (director)
Raymond Polman	First Majestic Silver Corp. (director)
Daniel W. Wilton	South Star Mining Corp. (director)
Richard Lock	Oroco Resource Corp. (director)

Meeting attendance

As set out in the Board Mandate, each director is expected to attend all Board meetings. The following table below shows current director attendance at Board and Board committee meetings held between January 1, 2022 and the date of this Circular:

Director	Board Meetings	Committee Meetings (1)
		Audit Committee	Corporate Governance & Nominating Committee	Compensation Committee
Keith Neumeyer	9 of 10	4 of 5	1 of 1	3 of 3
Raymond Polman	10 of 10	5 of 5	1 of 1	N/A
Daniel W. Wilton	10 of 10	N/A	N/A	N/A
Richard Lock	9 of 10	5 of 5	1 of 1	3 of 3
Leanne Hall	9 of 10	N/A	N/A	3 of 3

Notes:

•	The following directors have served as Board committee chairs since the last AGM:

•	Raymond Polman – chair of the Audit Committee;

•	Keith Neumeyer – chair of the Compensation Committee;

•	Richard Lock – chair of the Corporate Governance & Nominating Committee.

Orientation and continuing education

Prospective new board members are provided a reasonably detailed level of background information, verbal and documentary, on First Mining’s affairs and plans prior to obtaining their consent to act as a director.

2023 Management Information Circular – Page 16

Our Board provides training courses to the directors as needed, to ensure that the Board is complying with current legislative and business requirements.

Position Descriptions

A written position description has been developed by the Company for the Chairman of the Board, a copy of which is available on our website at www.firstmininggold.com/corporate/corporate-governance/governance-documents.

Other than with respect to the foregoing, the Board does not feel that it is necessary at this time to formalize position descriptions for the Chair of each committee of the Board or the Chief Executive Officer in order to delineate their respective responsibilities. Accordingly, the roles of the Chair of each committee of the Board and the role of the Chief Executive Officer of the Company are delineated on the basis of customary practice. The Board delineates the role and responsibilities of the Chief Executive Officer through its direct and ongoing oversight and assessment of management’s development and execution of corporate strategy. The primary responsibilities of the Chief Executive Officer are to lead the general direction, development and management of the business and affairs of the Company in accordance with the corporate strategy and objectives approved by the Board, including to develop and recommend to the Board a strategic direction for the Company, and when approved, implement this direction.

Ethical business conduct

Our Board encourages and promotes a culture of ethical business conduct through communication and supervision as part of their overall stewardship responsibility. In addition, our Board has adopted a Code of Business Conduct and Ethics (the “Code”) to be followed by First Mining’s directors, officers, employees and principal consultants and those of its subsidiaries. The Code is also to be followed, where appropriate, by the Company’s agents and representatives, including consultants where specifically required. The purpose of the Code is to, among other things, promote honest and ethical conduct, avoid conflict of interest, protect confidential information and comply with the applicable government laws and securities rules and regulations. It is the responsibility of all directors, officers and employees to report violations, or suspected violations, of the Code to the Company’s General Counsel & Corporate Secretary, who is required to report regularly to the Board on the results and resolution of complaints concerning violations of the Code.

A copy of the Code is available on our website at www.firstmininggold.com/corporate/corporate-governance/governance-documents.

Director term limits and Board renewal

We have not adopted term limits for directors on our Board or other formal mechanisms of Board renewal.  The Company and the Board have considered term limits and believe that:

•	longer tenure does not impair a director’s ability to act independently of management;

•	imposing term limits could result in the loss of contributions of longer serving directors who have developed significant depth of knowledge and understanding of the Company;

•	regular evaluation of Board skills and experience, as set out in our Board Mandate, rather than arbitrary term limits, will result in better Board performance; and

•	experience of Board members is a valuable asset to shareholders because of the complex issues that the Board faces.

2023 Management Information Circular – Page 17

Our Board currently assesses each director in order to ensure that the Board is balanced between highly experienced directors with long-term knowledge and those with a fresh perspective.

Diversity

In May 2019 our Board adopted a policy to reflect its commitment to diversity and inclusion in all levels in the workplace and on the Board (the “Diversity Policy”). The Diversity Policy sets out the guidelines by which First Mining and our Board will endeavour to achieve diversity throughout the Company. To this end, our Board is dedicated to cultivating an environment where individual differences are respected, the ability to contribute and access employment opportunities is based on performance, skill and merit, and appropriate attitudes, behaviours and stereotypes are confronted and eliminated. While First Mining does not support the adoption of quotas, management and the Board will consider diversity as an element of the overall selection criteria of candidates and our Board will proactively monitor the Company’s performance in meeting the standards outlined in the Diversity Policy. In addition, we will attempt to interview at least one female and/or minority candidate for each vacancy on the Board.

Our Diversity Policy requires that, each year, First Mining report on the proportion of female and minority personnel in senior executive positions and on our Board in the Company’s management information circular. As of the date of this Circular, one of our five directors (1/5), Leanne Hall, is female and none have self-identified as being part of a minority. In addition, two (2) members of First Mining’s management team (2/9), namely Lisa Peterson, the Company’s Chief Financial Officer (“CFO”) and Hazel Mullin, the Company’s Director, Data Management and Technical Services, are female. Three members of our management team (3 /9) have self-identified as being part of a minority, namely Lisa Peterson, the Company’s CFO, Samir Patel, the Company’s General Counsel and Corporate Secretary and James Maxwell, the Company’s Vice President, Exploration.

Equity Ownership Policy

We have adopted an Equity Ownership Policy in order to align the interests of our officers and directors with those of our shareholders by requiring such persons to own a significant number of Common Shares. Each of the non-executive directors is required to hold Common Shares having a value of at least three times the value of the annual base retainer. The CEO is required to hold Common Shares having a value of at least three times his or her annual base salary, while the Chief Operating Officer (“COO”), CFO and General Counsel & Corporate Secretary are required to hold Common Shares having a value of at least one times his or her annual base salary. The ownership guidelines will be deemed to be satisfied following the date on which the price paid by the director or officer for Common Shares or the fair market value of the Common Shares equals or exceeds the ownership threshold. For the purpose of calculating the value of the Common Shares held, RSUs, whether vested or not vested are included; however, unexercised stock options (whether vested or not vested) and Common Shares issuable upon the exercise of share purchase warrants or any other convertible securities of First Mining are not counted toward the share ownership guidelines set out in the Equity Ownership Policy. Individuals are required to comply with the share ownership guidelines by the fifth anniversary of the date of the individual’s date of hire or appointment. If a participant fails to comply with the policy, a retention ratio requirement would apply to the participant on future vesting of stock options or RSUs. The full text of the Equity Ownership Policy is available on the Company’s website at:

www.firstmininggold.com/corporate/corporate-governance/governance-documents.

2023 Management Information Circular – Page 18

Name (1)	Number of Common Shares	Number of RSUs	Value of Common Shares and RSUs(2)	Share Ownership Requirement(3)	Requirement Met?
Officers
Daniel W. Wilton CEO	5,850,000	783,334 RSUs	$1,424,431	$1,020,000	Yes
Jeffery Reinson COO	Nil	Nil	Nil	$300,000	No (4)
Lisa Peterson CFO	Nil	Nil	Nil	$250,000	No (4)
Samir Patel General Counsel & Corporate Secretary	470,000	553,334 RSUs	$346,351	$225,000	Yes
Non-Executive Directors
Keith Neumeyer	17,905,313	Nil	$3,581,063	$157,500	Yes
Raymond Polman	650,333	Nil	$275,353	$157,500	Yes
Richard Lock	205,553	Nil	$63,729	$157,500	No (5)
Leanne Hall	Nil	Nil	Nil	$157,500	No (5)

Notes:

(1)

All Common Share and RSU numbers in this table are as of December 31, 2022, and all calculations have been done based on the individual’s base salary or annual base retainer, as applicable, as of December 31, 2022.

(2)

Calculated as at December 31, 2022. In the case of Common Shares, for each individual other than D. Wilton and K. Neumeyer, calculated using the higher of: (i) $0.20, being the closing price of the Common Shares as of the last trading day of 2022; and (ii) the average price at which the individual acquired his or her Common Shares. In the case of Common Shares held by D. Wilton and K. Neumeyer, calculated using $0.20, being the closing price of the Common Shares as of the last trading day of 2022. In the case of RSUs, calculated using the value attributed to such RSUs on their award date.

(3)

Each of the non-executive directors is required to hold Common Shares having a value of at least three times the value of the annual base retainer. The CEO is required to hold Common Shares having a value of at least three times his or her base salary, while the COO, CFO and General Counsel & Corporate Secretary are required to hold Common Shares having a value of at least one times his or her base salary. For the purpose of calculating the value of the Common Shares, RSUs, whether vested or not vested, are included.

(4)

Mr. Reinson and Ms. Peterson joined the Company on March 28, 2022 and September 16, 2022, respectively, and, in accordance with the Company's Equity Ownership Policy, are required to comply with the share ownership guidelines by the fifth anniversary of their respective dates of hire.

(5)

In accordance with the Company's Equity Ownership Policy, each of Mr. Lock and Ms. Hall are required to comply with the share ownership guidelines by the fifth anniversary of May 11, 2021, being the effective date of the Equity Ownership Policy.

2023 Management Information Circular – Page 19

Nomination of directors

The Corporate Governance & Nominating Committee, comprised of independent directors, has primary responsibility for the nomination of new directors. New candidates are identified to the Board for nomination by an informal process of discussion and consensus – building on the need for additional directors, the specific attributes being sought, likely prospects, and timing. Prospective directors are not formally approached until consensus among the Board is reached. This process takes place among the Chairman and a majority of the non-executive directors.

Compensation Committee

The Compensation Committee is a committee comprised of at least three directors whose primary purpose is to enable First Mining to recruit, retain and motivate employees and ensure conformity between compensation and other corporate objectives and review and recommend for Board consideration, all compensation packages, both present and future, for the Company’s management and directors (including annual retainer, meeting fees, bonuses and option grants) including any severance packages. A majority of the members shall not be officers or employees of First Mining and shall be unrelated, independent directors.

Members of the Compensation Committee shall be appointed or reappointed at the Board meeting which follows the Company’s annual general meeting and from among the appointees to the Compensation Committee, the Board shall appoint a chairperson of the committee (the “Compensation Committee Chairperson”). The duties of the Compensation Committee Chairperson include overseeing the proper functioning of the Compensation Committee to ensure the proper discharge of its duties, to schedule meetings and to ensure timely reporting to the Board.

The Compensation Committee meets as often as may be necessary or appropriate in its judgment.

In exercising its mandate, the Compensation Committee sets the standards for the compensation of directors, employees and officers based on industry data and with the goal to attract, retain and motivate key persons to ensure the long-term success of First Mining. Compensation generally includes the three following components: (i) base salary; (ii) annual bonus based on performance; and (iii) grant of equity incentives. The Compensation Committee takes into account the fact that the Company’s operations are located in North America and that the Company is therefore subject to increased competition in the market for its key personnel while also taking into account the performance and objectives set forth for the Company.

The Compensation Committee is accountable to the Board and reports to the Board at its next regular meeting all deliberations and actions it has taken since any previous report. Minutes of Compensation Committee meetings will be available for review by any member of the Board on request to the Compensation Committee Chairperson.

The current members of the Compensation Committee are Keith Neumeyer (current Compensation Committee Chairperson), Leanne Hall and Richard Lock, all of whom are independent.

2023 Management Information Circular – Page 20

Corporate Governance & Nominating Committee

The purpose of the Corporate Governance & Nominating Committee is to monitor and to generally be responsible for developing the Company’s governance policies and guidelines and overseeing their implementation and administration. The Corporate Governance & Nominating Committee is also responsible for reviewing the performance of individual directors, and of the Board as a whole.

Annually, following the annual general meeting of the Company, the Board elects from its members not less than three directors to serve on the Corporate Governance & Nominating Committee. Each member holds office until the close of the next annual general meeting of the Company or until the member resigns or is replaced, whichever first occurs. The Board appoints one of the directors on the Corporate Governance & Nominating Committee as the chairperson (the “Corporate Governance & Nominating Committee Chairperson”), whose duties include overseeing the proper functioning of the Corporate Governance & Nominating Committee to ensure the proper discharge of its duties, to schedule meetings and to ensure timely reporting to the Board.

The Corporate Governance & Nominating Committee meets as often as may be necessary or appropriate in its judgment.

The members of the Corporate Governance & Nominating Committee are Richard Lock (current Corporate Governance & Nominating Committee Chairperson), Raymond Polman and Keith Neumeyer, all of whom are independent.

Assessments

Our Board annually reviews its own performance and effectiveness as well as the effectiveness and performance of its committees. Effectiveness is subjectively measured by comparing actual corporate results with stated objectives. The contributions of individual directors are informally monitored by other Board members, bearing in mind the business strengths of the individual and the purpose of originally nominating the individual to the Board.

Our Board monitors the adequacy of information given to directors, communication between Board and management and the strategic direction and processes of the Board and its committees.

Our Board believes its corporate governance practices are appropriate and effective for the Company, given its size and operations. First Mining’s corporate governance practices allow the Company to operate efficiently, with checks and balances that control and monitor management and corporate functions without excessive administrative burden.

Audit Committee

As required by NI 52-110, information about our Audit Committee is provided in the our most recent annual information form dated March 29, 2023, which is available under our SEDAR profile at www.sedar.com and on our website at www.firstmininggold.com/investors/reports-filings/annual-information-form.

2023 Management Information Circular – Page 21

Statement of Executive Compensation

Named executive officers

During our most recently completed financial year, we had six Named Executive Officers (“NEOs”) being Daniel W. Wilton, our CEO, Jeffery Reinson, our COO, Lisa Peterson, our CFO, Andrew Marshall, our former CFO, Samir Patel, our General Counsel & Corporate Secretary, and Stephen Lines, our Vice President, Environment & Community Relations.

“Named Executive Officer” or “NEO” means: (a) our CEO; (b) our CFO; (c) each of the three most highly compensated executive officers of the Company; including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of our most recently completed financial year whose total compensation was, individually, more than $150,000; and (d) each individual who would be an NEO under (c) above but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of our most recently completed financial year.

Unless stated otherwise, all of the information in this section “Statement of Executive Compensation” is as of December 31, 2022, being the last day of First Mining’s most recently completed financial year.

Compensation discussion and analysis

Our executive compensation program is designed to provide competitive levels of compensation, a significant portion of which is dependent upon individual and corporate performance and contribution to increasing shareholder value.  The Board recognizes the need to provide a total compensation package that will attract and retain qualified and experienced executives as well as align the compensation level of each executive to that executive’s level of responsibility.  In general, an NEO’s compensation is comprised of salary and/or contractor payments, performance-based bonuses (paid in cash and/or shares) and grants of awards under our Amended and Restated Share-Based Compensation Plan.  The objectives and reasons for this system of compensation are generally to allow First Mining to remain competitive compared to its peers in attracting and retaining experienced personnel.  All salaries and/or consulting fees are to be set on a basis of a review and comparison of compensation paid to executives at similar companies.

Our Board considers risk management when implementing First Mining’s compensation program, and the Board and the Compensation Committee do not believe that our compensation program results in unnecessary or inappropriate risk-taking including risks that are likely to have a material adverse effect on First Mining.

2023 Management Information Circular – Page 22

Each of our current five NEOs are eligible to receive annual bonuses based in part on corporate objectives.  The table below lists the key performance indicators (“KPIs”) and the performance score for the year ended December 31, 2022:

Target (KPI)	Target (KPI) Weighting	Performance Score
Share price performance (versus Peer Group)	25%	80%
Progress on completion of a Springpole Feasibility Study and obtaining required environmental and regulatory approvals	25%	80%
Health, safety and environmental performance	15%	80%
Consultation and progress with Indigenous communities	15%	80%
Financial stewardship	10%	80%
Strategic transactions to support business growth	10%	80%

Independent Review of Compensation

The Compensation Committee and the Board undertake periodic reviews of First Mining’s compensation program, internally and externally, to assess how our program compares to industry peers, and to assess the effectiveness of the compensation program in attracting and retaining quality personnel.  An independent review of compensation at First Mining was not carried out during the year ended December 31, 2022.  However, in July 2020, First Mining retained Lane Caputo Compensation Inc. (“Lane Caputo”), an independent compensation consulting firm, to assist the Company in reviewing its compensation practices for non-executive directors, and executive officers, and to make recommendations to improve the Company’s approach to compensation.

Pursuant to this mandate, Lane Caputo reviewed executive and director compensation at the Company and, following the conclusion of its review, Lane Caputo delivered a report to First Mining with respect to executive and Board compensation at the Company (the “Lane Caputo Report”).  The Lane Caputo Report established a peer group of 19 comparator companies (the “Peer Group”) reflecting the evolving business of the Company.  Lane Caputo used various considerations in proposing the Peer Group, including companies of a similar size, stage of development and industry focus, with a similar market capitalization and operating in the same regional geography – all as compared to the First Mining as at the date of the report.  Since the date of the Lane Caputo Report, certain companies in the Peer Group were acquired by other public companies.  Accordingly, the current Peer Group which was considered by the Compensation Committee when reviewing executive compensation for 2022 was as follows:

Fury Gold Mines Limited Goldshore Resources Inc. Integra Resources Corp.	Marathon Gold Corp. Moneta Gold Inc. O3 Mining Inc.	Skeena Resources Limited Treasury Metals Inc. Troilus Gold Corp.
Kore Mining Ltd.	Perpetua Resources Corp.	Vista Gold Corp.
Liberty Gold Corp.	Probe Gold Inc.	Wallbridge Mining Company Limited

2023 Management Information Circular – Page 23

The Compensation Committee considered the advice, guidance and recommendations provided in the Lane Caputo Report as part of its deliberations on its recommendations to the Board with respect to remuneration paid to First Mining’s executive officers (including base salary, cash bonuses and grants of Options and RSUs) and non-executive directors (including annual retainer fees, Options and DSUs) for the years ended December 31, 2021 and December 31, 2022.

In connection with the engagement of Lane Caputo, the Company paid executive compensation consulting related fees of $24,000 during the year ended December 31, 2020 (no fees were paid to Lane Caputo during either of the years ended December 31, 2021 and December 31, 2022).

Performance graph

The following graph compares the cumulative total shareholder return for $100 invested in our Common Shares from January 1, 2018 to December 31, 2022 (i.e. our five most recently completed financial years) against the cumulative total shareholder return of the S&P/TSX Composite Index, the S&P/TSX Global Mining Index and the Market Vectors Junior Gold Miners ETF (USD) for the same period, assuming the reinvestment of all dividends (if applicable).

Cumulative Value of $100 investment from January 1, 2018 to December 31, 2022:

2023 Management Information Circular – Page 24

	Value at Fiscal Year End
	December 31, 2018	December 31, 2019	December 31, 2020	December 31, 2021	December 31, 2022
First Mining Gold Corp.	$29	$30	$47	$35	$23
% change in fiscal year	(60%)	2%	57%	(25%)	(33%)
S&P/TSX Composite Index (1)	$94	$112	$114	$139	$127
% change in fiscal year	(12%)	19%	2%	22%	(9%)
S&P/TSX Global Mining Index (1)	$107	$131	$161	$165	$173
% change in fiscal year	(6%)	22%	24%	2%	5%
Market Vectors Junior Gold Miners ETF (USD)	$96	$134	$172	$133	$113
% change in fiscal year	(11%)	40%	28%	(23%)	(15%)

Notes:

(1)	The numbers for this item assume the reinvestment of all dividends.

Between the financial year ended December 31, 2017 and the financial year ended December 31, 2018, there were no increases in salary for existing NEOs. There was a 21% increase in salary paid to two existing NEOs in 2019 to align more closely with a peer group of companies. There were no increases in salary for existing NEOs between December 31, 2019 and December 31, 2020. During the financial year ended December 31, 2021, certain NEO salaries were increased, with such increases ranging from 14.7% to 33.3% as a result of the recommendations in the Lane Caputo Report, to align the salaries of the NEOs more closely with the median NEO salaries in the Peer Group. There was also a salary increase for certain NEOs for the financial year ended December 31, 2022 ranging from 12.5% to 15.4%.

The share price valuation of gold explorers, developers and producers fluctuates with changes in the underlying commodity prices, ETF and index rebalances and other external factors. Executive compensation was not intended to directly reflect share price performance driven by such externalities. Alignment with our shareholders is nonetheless achieved by awarding a significant portion of compensation in the form of long-term equity-based incentives.

Share-based and option-based awards

Our Board is responsible for granting options and share-based awards to the NEOs. These grants are designed to reward our NEOs for success on a similar basis as our shareholders. When new awards are granted, the Board takes into account the previous grants, the number of awards currently held, position, overall individual performance, anticipated contribution to First Mining’s future success and the individual’s ability to influence corporate and business performance. The purpose of granting these awards is to assist the Company in compensating, attracting, retaining and motivating our officers, directors and employees and to closely align the personal interest of such persons to the interests of our shareholders.

2023 Management Information Circular – Page 25

Under our Amended and Restated Share-Based Compensation Plan, the Board has discretion to set the exercise price of stock options, provided that the exercise price may not be lower than the market price of the Common Shares as of the date of the grant of the stock option.

Risk assessment and oversight

As is commensurate with companies of a similar size and at a similar stage of development, during our financial year ended December 31, 2022, our Board did not actively consider the implications of the risks associated with First Mining’s compensation policies and practices.

Prohibitions on hedging and speculation

Pursuant to our Securities Trading Policy, our NEOs and directors are not permitted to take any speculative or derivative positions or purchase financial instruments, including without limitation, prepaid variable forward contracts, instruments for the short sale or purchase or sale of call or put options, equity swaps, spread bets, contracts for different, collars or units of exchange funds or other derivative securities that are designed to or that may reasonably be expected to have the effect of hedging or offsetting a decrease in the market value of any of First Mining’s securities.  A copy of our Securities Trading Policy is available on our website at www.firstmininggold.com.

Compensation governance

The Compensation Committee consists of three members:  Keith Neumeyer (current Compensation Committee Chairperson), Richard Lock and Leanne Hall, all of whom are considered independent.  The Compensation Committee, on behalf of the Board, monitors the compensation of our executive officers.

The following summary describes the mandate and responsibilities of our Compensation Committee as it relates to NEO compensation:

•

to review and approve corporate goals and objectives relevant to NEO compensation, including the evaluation and performance of the CEO in light of those corporate goals and objectives, and to make recommendations to the Board with respect to NEO compensation levels (including the award of any cash bonuses or share ownership opportunities);

•

to consider the implementation of short and long-term incentive plans, including equity-based plans, proposed by management, to make recommendations to the Board with respect to these plans and to annually review such plans after their implementation; and

•	to annually review any other benefit plans proposed by management and to make recommendations to the Board with respect to their implementation.

All members of the Compensation Committee have direct experience which is relevant to their responsibilities as a member of the Compensation Committee.  All members are or have held senior executive roles within public companies, and therefore have a good understanding of compensation programs.  They also have good financial understanding which allows them to assess the costs versus benefits of compensation plans.  The members’ combined experience in the resource sector provides them with the understanding of First Mining’s success factors and risks, which is very important when determining metrics for measuring success.

2023 Management Information Circular – Page 26

The following table contains a summary of the compensation paid or accrued to our NEOs during First Mining’s three most recently completed financial years:

Summary compensation table

Name and principal position	Year	Salary (1) ($)	Share-based awards (2) ($)	Option-based awards(3) ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual Incentive plans(4)	Long-term incentive plans
Daniel W. Wilton CEO	2022	$340,000	$254,290	$103,533	Nil (5)	N/A	N/A	$12,240 (6)	$710,063
	2021	$295,000	$200,000	$183,600	$159,300	N/A	N/A	$14,597 (6)	$852,497
	2020	$250,000	N/A	$123,400	$225,000	N/A	N/A	Nil	$598,400
Jeffery Reinson COO(7)	2022	$229,167	N/A	$136,447	Nil (5)	N/A	N/A	$10,994 (6)	$376,607
	2021	N/A	N/A	N/A	N/A	N/A	N/A	Nil	N/A
	2020	N/A	N/A	N/A	N/A	N/A	N/A	Nil	N/A
Lisa Peterson CFO(8)	2022	$72,917	N/A	$55,195	$18,000	N/A	N/A	Nil	$146,112
	2021	N/A	N/A	N/A	N/A	N/A	N/A	Nil	N/A
	2020	N/A	N/A	N/A	N/A	N/A	N/A	Nil	N/A
Andrew Marshall (former CFO)(9)	2022	$150,000	$78,440	$173,920	Nil	N/A	N/A	$20,008 (10)	$422,368
	2021	$205,000	$140,000	$225,462	$64,575	N/A	N/A	$13,600 (6)	$648,637
	2020	$170,000	N/A	$92,600	$89,250	N/A	N/A	Nil	$351,850
Samir Patel General Counsel & Corporate Secretary	2022	$225,000	$172,766	$158,739	$56,000	N/A	N/A	$8,100 (6)	$620,604
	2021	$195,000	$140,000	$174,020	$61,425	N/A	N/A	$10,710 (6)	$581,155
	2020	$170,000	N/A	$86,400	$89,250	N/A	N/A	Nil	$345,650
Stephen Lines Vice President, Environment & Community Relations	2022	$225,000	$73,655	$89,729	$40,000	N/A	N/A	$9,000 (6)	$437,384
	2021	$200,000	N/A	Nil	$45,000	N/A	N/A	Nil	$245,000
	2020	$16,700	N/A	129,120	$75,000 (11)	N/A	N/A	Nil	$220,820

Notes:

(1)	All dollar amounts in this table and in the footnotes below are reflected in Canadian dollars.
(2)	The fair value of share-based awards is determined as of their grant date, based on the closing price of the Company’s common shares on such grant date.
(3)	The fair value of option-based awards is determined by the Black-Scholes Option Pricing Model with the following weighted average assumptions:

2023 Management Information Circular – Page 27

	2022	2021	2020
Weighted average fair value at grant date:	$0.135	$0.22	$0.14
Risk-free interest rate:	1.93%	0.84%	1.74%
Expected dividend yield:	Nil	Nil	Nil
Expected volatility:	63.68%	68.15%	69.11%
Forfeiture rate	7.50%	7.50%	5.31%
Expected life of option:	5 years	5 years	5 years

The method of calculation is in accordance with IFRS 2 and is consistent with the method used in our annual audited consolidated financial statements.
(4)

The amounts in this column consist of cash bonuses granted in respect of the Company’s performance that were earned during the applicable financial year, and paid out in thew first quarter of the subsequent year. Details on the cash bonuses for 2022 that are included in the above table are discussed further below.

(5)

In lieu of receiving a cash bonus of $163,200 in respect of the Company’s performance in 2022, Mr. Wilton elected to receive 812,500 RSUs, and these were granted to Mr. Wilton on February 14, 2023, in addition to 500,000 RSUs that were granted to Mr. Wilton on the same day as part of the annual grant of RSUs to executive officers of the Company. Similarly, in lieu of receiving a cash bonus of $91,397 in respect of the Company’s performance in 2022, Mr. Reinson elected to receive 454,545 RSUs, and these were granted to Mr. Reinson on February 14, 2023, in addition to 350,000 RSUs that were granted to Mr. Reinson on the same day as part of the annual grant of RSUs to executive officers of the Company.

(6)

These amounts relate to the payout of unused vacation days that remained as of the end of the calendar year and that exceeded the number of vacation numbers permitted to be carried over into the following year under the Company’s vacation policy.

(7)	Jeffery Reinson was appointed as the Company’s COO effective March 28, 2022.
(8)	Lisa Peterson was appointed as the Company’s CFO effective September 16, 2022.
(9)	Andrew Marshall resigned as CFO effective August 12, 2022, and he remained as a consultant for the Company until December 31, 2022.
(10)

This amount relates to the payout of unused vacation days that Mr. Marshall had when he resigned from the Company and consulting fees for services provided by Mr. Marshall to the Company from the date of his resignation up to and including December 31, 2022.

(11)

This amount consists of a signing bonus that was paid to Mr. Stephen Lines in January 2021 pursuant to the terms of his employment agreement with the Company. Mr. Lines joined the Company on December 1, 2020.

2022 Cash Bonuses Paid in Q1 2023

Subsequent to the end of the Company’s most recently completed financial year, on February 14, 2023, the Company granted cash bonuses to our NEOs in respect of the Company’s performance in 2022.  Each cash bonus was a percentage of the NEO’s annual salary, and was paid out to each NEO in mid-February 2023:

Name	Bonus Amount ($)	Percentage of 2022 Annual Salary
Daniel W. Wilton CEO	Nil (1)	N/A
Jeffery Reinson COO	Nil (1)	N/A
Lisa Peterson CFO	$18,000	25%
Samir Patel General Counsel & Corporate Secretary	$56,000	25%
Stephen Lines Vice President, Environment & Community Relations	$40,000	18%

Notes:

(1)	Mr. Daniel W. Wilton and Mr. Jeffery Reinson elected to receive additional RSUs in lieu of their cash bonus.

2023 Management Information Circular – Page 28

Options Granted in Q1 2023

Subsequent to December 31, 2022, the Company granted the following stock options to our NEOs on February 14, 2023:

Name	Number of Options	Exercise Price	Grant Date	Expiry Date
Daniel W. Wilton CEO	1,000,000	$0.19	February 14, 2023	February 14, 2028
Jeffery Reinson COO	850,000	$0.19	February 14, 2023	February 14, 2028
Lisa Peterson CFO	850,000	$0.19	February 14, 2023	February 14, 2028
Samir Patel General Counsel & Corporate Secretary	1,350,000	$0.19	February 14, 2023	February 14, 2028
Stephen Lines Vice President, Environment & Community Relations	750,000	$0.19	February 14, 2023	February 14, 2028

Each of the above stock options is subject to the following vesting schedule:

•	25% vested immediately on the grant date;
•	25% will vest on the date that is 6 months after the grant date;
•	25% will vest on the date that is 12 months after the grant date; and
•	25% will vest on the date that is 18 months after the grant date.

Restricted Share Units Granted in Q1 2023

On February 14, 2023, the Company granted the following RSUs to our NEOs:

Name	Number of RSUs	Grant Date
Daniel W. Wilton CEO	1,312,500	February 14, 2023
Jeffery Reinson COO	804,545	February 14, 2023
Andrew Marshall CFO	350,000	February 14, 2023
Samir Patel General Counsel & Corporate Secretary	350,000	February 14, 2023

The RSUs service year in respect of the above-mentioned grant of RSUs is the calendar year 2023.  Each of the above RSUs is subject to the following vesting schedule:

•	one third will vest on February 14, 2024;
•	one third will vest on February 14, 2025; and
•	one third will vest on February 14, 2026.

2023 Management Information Circular – Page 29

Performance Share Units Granted in Q1 2023

On February 14, 2023, the Company granted the following PSUs to our NEOs:

Name	Number of PSUs	Grant Date
Daniel W. Wilton CEO	1,000,000	February 14, 2023
Jeffery Reinson COO	800,000	February 14, 2023
Lisa Peterson CFO	800,000	February 14, 2023
Samir Patel General Counsel & Corporate Secretary	800,000	February 14, 2023
Stephen Lines Vice President, Environment & Community Relations	500,000	February 14, 2023

The PSUs service year in respect of the above-mentioned grant of PSUs is the calendar year 2022.  Each of the above PSUs shall vest on February 14, 2026, in accordance with the PSU Agreement.

Narrative discussion

Employment Agreement with Daniel W. Wilton (CEO)

On January 1, 2021, First Mining and Mr. Wilton entered into an amended and restated employment agreement (the “Wilton Agreement”) which superseded the previous employment agreement between First Mining and Mr. Wilton.  Pursuant to the Wilton Agreement, effective January 1, 2022: (i) Mr. Wilton’s annual base salary was increased to $340,000 per year; (ii) if Mr. Wilton is terminated for a reason other than cause, his vested options shall be exercisable until the date that is 12 months from the date of termination of his employment and the Company shall pay Mr. Wilton a lump sum equal to 12 months of his base salary at the time of termination plus an additional 2 months of base salary for each year of service completed after the first anniversary of his hire date up to a maximum of 24 months’ base salary, plus an additional amount that is equal to 50% of the aggregate of the total cash bonuses received by Mr. Wilton in the two full calendar years immediately preceding the termination of his employment; and (iii) if there is a Change of Control and Mr. Wilton is terminated for a reason other than cause, the Company shall pay Mr. Wilton a lump sum equal to 24 months of his base salary at the time of such termination, plus an additional amount equal to the aggregate of the total cash bonuses paid to Mr. Wilton in the two full calendar years immediately preceding the termination of his employment, and all unvested Awards held by Mr. Wilton at that time shall immediately become fully vested.  If Mr. Wilton wishes to resign, he would need to provide the Company with at least 2 months’ advance written notice.

On January 24, 2023, following a recommendation from the Compensation Committee, First Mining increased Mr. Wilton’s annual base salary to $350,000 per year, with such increase retroactive to January 1, 2023.

2023 Management Information Circular – Page 30

Employment Agreement with Jeffery Reinson (COO)

Pursuant to an employment agreement dated March 15, 2022, entered into between Jeffery Reinson and First Mining (the “Reinson Agreement”), Mr. Reinson was hired as First Mining’s Chief Operating Officer, effective March 28, 2022. Under the Reinson Agreement: (i) Mr. Reinson’s receives an annual base salary of $300,000 per year; (ii) if Mr. Reinson is terminated for a reason other than cause, his vested options shall be exercisable until the date that is 12 months from the date of termination of his employment and the Company shall pay Mr. Reinson a lump sum equal to 6 months of his base salary at the time of termination plus an additional 1 month of base salary for each year of service completed after the first anniversary of his hire date up to a maximum of 24 months’ base salary, plus an additional amount that is equal to 50% of the aggregate of the total cash bonuses received by Mr. Reinson in the two full calendar years immediately preceding the termination of his employment; and (iii) if there is a Change of Control and Mr. Reinson is terminated for a reason other than cause, the Company shall pay Mr. Reinson a lump sum equal to 18 months of his base salary at the time of such termination, plus an additional amount equal to the aggregate of the total cash bonuses paid to Mr. Reinson in the two full calendar years immediately preceding the termination of his employment, and all unvested Awards held by Mr. Reinson at that time shall immediately become fully vested.  If Mr. Reinson wishes to resign, he would need to provide the Company with at least 2 months’ advance written notice.

Employment Agreement with Lisa Peterson (CFO)

Pursuant to an employment agreement dated July 29, 2022, entered into between Lisa Peterson and First Mining (the “Peterson Agreement”), Ms. Peterson was hired as First Mining’s Chief Financial Officer, effective September 16, 2022. Under the Peterson Agreement: (i) Ms. Peterson’s receives an annual base salary of $250,000 per year; (ii) if Ms. Peterson is terminated for a reason other than cause, her vested options shall be exercisable until the date that is 12 months from the date of termination of her employment and the Company shall pay Ms. Peterson a lump sum equal to 6 months of her base salary at the time of termination plus an additional 1 month of base salary for each year of service completed after the first anniversary of her hire date up to a maximum of 24 months’ base salary, plus an additional amount that is equal to 50% of the aggregate of the total cash bonuses received by Ms. Peterson in the two full calendar years immediately preceding the termination of her employment; and (iii) if there is a Change of Control and Ms. Peterson is terminated for a reason other than cause, the Company shall pay Ms. Peterson a lump sum equal to 18 months of her base salary at the time of such termination, plus an additional amount equal to the aggregate of the total cash bonuses paid to Ms. Peterson in the two full calendar years immediately preceding the termination of her employment, and all unvested Awards held by Ms. Peterson at that time shall immediately become fully vested.  If Ms. Peterson wishes to resign, she would need to provide the Company with at least two months’ advance written notice.

Employment Agreement with Samir Patel (General Counsel & Corporate Secretary)

On January 1, 2021, First Mining and Mr. Patel entered into an amended and restated employment agreement (the “Patel Agreement”) which superseded the previous employment agreement between First Mining and Mr. Patel.  Pursuant to the Patel Agreement, effective January 1, 2022: (i) Mr. Patel’s annual base salary was increased to $225,000 per year; (ii) if Mr. Patel is terminated for a reason other than cause, his vested options shall be exercisable until the date that is 12 months from the date of termination of his employment and the Company shall pay Mr. Patel a lump sum equal to 6 months of his base salary at the time of termination plus an additional 1 month of base salary for each year of service completed after the first anniversary of his hire date up to a maximum of 24 months’ base salary, plus an additional amount that is equal to 50% of the aggregate of the total cash bonuses received by Mr. Patel in the two full calendar years immediately preceding the termination of his employment; and (iii) if there is a Change of Control and Mr. Patel is terminated for a reason other than cause, the Company shall pay Mr. Patel a lump sum equal to 18 months of his base salary at the time of such termination, plus an additional amount equal to the aggregate of the total cash bonuses paid to Mr. Patel in the two full calendar years immediately preceding the termination of his employment, and all unvested Awards held by Mr. Patel at that time shall immediately become fully vested.  If Mr. Patel wishes to resign, he would need to provide the Company with at least 1 months’ advance written notice.

2023 Management Information Circular – Page 31

On January 24, 2023, following a recommendation from the Compensation Committee, First Mining increased Mr. Patel’s annual base salary to $250,000 per year, with such increase retroactive to January 1, 2023.

Employment Agreement with Stephen Lines (Vice President, Environment & Community Relations)

On November 9, 2020, First Mining and Mr. Lines entered into an employment agreement (the Pursuant to an employment agreement (the “Lines Agreement”). Pursuant to the Lines Agreement, effective January 1, 2022: (i) Mr. Line’s annual base salary was increased to $225,000 per year; (ii) if Mr. Lines is terminated for a reason other than cause, the Company shall pay Mr. Lines a lump sum equal to 6 months of his base salary, plus 1 month for each year of service completed after the first anniversary of his hire date up to a maximum of 24 months’ base salary, and Mr. Lines’ vested options shall be exercisable until the date that is 12 months from the date of termination of his employment; (ii) if there is a Change of Control and Mr. Lines is terminated for a reason other than cause, the Company shall pay Mr. Lines a lump sum equal to 12 months of his base salary, plus an additional 1 month for each year of service completed after the first anniversary of his hire date up to a maximum of 24 months’ base salary, and all unvested Awards held by Mr. Lines at that time shall immediately become fully vested.  If Mr. Lines wishes to resign, he would need to provide the Company with at least 1 months’ advance written notice.

On January 24, 2023, First Mining increased Mr. Lines’ annual base salary to $250,000 per year, with such increase retroactive to January 1, 2023.

Stock Options

Calculating the value of stock options using the Black-Scholes option pricing model is very different from a simple “in-the-money” value calculation. In fact, stock options that are well out-of-the-money can still have a significant “grant date fair value” based on a Black-Scholes option pricing model, especially where, as in the case of the Company, the price of the share underlying the option is highly volatile. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation.

Incentive plan awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out the outstanding option-based awards and share-based awards held by the NEOs of First Mining that were outstanding as at the end of our most recently completed financial year:

2023 Management Information Circular – Page 32

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#) (2)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($) (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($) (3)	Market or payout value of vested share-based awards not paid out or distributed ($)
Daniel W. Wilton CEO	750,000	$0.265	03-Feb-27	Nil	1,056,000	$211,200	Nil
	750,000	$0.435	2-Feb-26	Nil	333,333	$66,667	Nil
	250,000	$0.250	31-Jan-25	Nil	Nil	N/A	N/A
	5,000,000	$0.400	07-Jan-24	Nil	Nil	N/A	N/A
Jeffery Reinson (COO)	1,000,000	$0.275	29-Mar-27	Nil	Nil	N/A	N/A
Lisa Peterson CFO	500,000	$0.215	16-Sep-27	Nil	Nil	N/A	N/A
Andrew Marshall (former CFO)	560,000	$0.280	13-Feb-27	Nil	Nil	N/A	N/A
	700,000	$0.265	03-Feb-27	Nil	Nil	N/A	N/A
	300,000	$0.380	17-Jun-26	Nil	Nil	N/A	N/A
	665,000	$0.435	2-Feb-26	Nil	233,333	$46,667	Nil
	550,000	$0.250	31-Jan-25	Nil	Nil	N/A	N/A
	750,000	$0.400	10-Dec-23	Nil	Nil	N/A	N/A
	500,000	$0.600	15-Jan-23	Nil	Nil	N/A	N/A
Samir Patel General Counsel & Corporate Secretary	450,000	$0.280	13-Feb-27	Nil	717,000	$143,400	Nil
	700,000	$0.265	03-Feb-27	Nil	Nil	N/A	N/A
	250,000	$0.335	13-Sep-26	Nil	Nil	N/A	N/A
	525,000	$0.435	2-Feb-26	Nil	233,333	$46,667	Nil
	450,000	$0.250	31-Jan-25	Nil	Nil	N/A	N/A
	750,000	$0.400	10-Dec-23	Nil	Nil	N/A	N/A
	500,000	$0.600	15-Jan-23	Nil	Nil	N/A	N/A
Stephen Lines Vice President, Environment & Community Relations	650,000	$0.265	03-Feb-27	Nil	310,000	$62,000	Nil
	600,000	$0.405	01-Dec-25	Nil	Nil	N/A	N/A

Notes:

(1)	This amount is the aggregate dollar amount of in-the-money unexercised options held at the end of 2022 based on the closing price of our Common Shares on the TSX on December 31, 2022, which was $0.20.

(2)

The Board of Directors have adopted the following vesting criteria for option grants: 25% vests immediately upon grant; 25% vests in 6 months following the date of grant; 25% vests in 12 months following the date of the grant and 25% vests in 18 months following the date of the grant.

(3)	This amount is the aggregate dollar amount of the market value of share-based awards that have not vested, using the year-end share price of $0.20.

2023 Management Information Circular – Page 33

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed financial year by each NEO and former NEO:

Name	Option-based awards - Value vested during the year (1) ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year (2) ($)
Daniel W. Wilton CEO	Nil	$33,333	Nil
Jeffery Reinson COO	Nil	Nil	Nil
Lisa Peterson CFO	Nil	Nil	$18,000
Andrew Marshall (former CFO)	Nil	$23,333	Nil
Samir Patel General Counsel & Corporate Secretary	Nil	$23,333	$56,000
Stephen Lines Vice President, Environment & Community Relations	Nil	Nil	$40,000

Notes:

(1)

This amount is based on the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. Amounts were computed using the dollar value that would have been realized by determining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date.

(2)	The amounts consist of cash bonuses granted in respect of the Company’s performance in 2022 that were paid in Q1 2023.

Description of Equity Compensation Plans

The shareholders of the Company last approved our share-based compensation plan (now referred to as the “Amended and Restated Share-Based Compensation Plan”) at the annual general meeting of shareholders that was held on June 25, 2019, and the shareholders approved the unallocated entitlements under the Amended and Restated Share-Based Compensation Plan at the annual general meeting of shareholders that was held on June 9, 2022.

2023 Management Information Circular – Page 34

A summary of the material terms of the Amended and Restated Share Based Compensation Plan is below (capitalized terms used below but not otherwise defined have the meanings given to such terms in the Amended and Restated Share Based Compensation Plan:

•

Maximum Number of Shares Issuable – The maximum number of Common Shares issuable under the Plan, together with the number of Common Shares issuable under any other security-based compensation arrangements of the Company, shall not in the aggregate exceed 10% of the issued and outstanding Common Shares of the Company.

•	Types of Awards – Pursuant to the Plan, the Company may issue Bonus Shares, Options, Restricted Share Units, Performance Share Units and Deferred Share Units.

•	Plan Limits – When combined with all of the Company’s other security-based compensation arrangements, the Plan shall not result in:

•	the number of Common Shares issuable to any one person at any time exceeding 5% of the issued and outstanding Common Shares;

•	the number of Common Shares issued to Insiders within a one-year period exceeding 10% of the issued and outstanding Common Shares; or

•	the number of Common Shares issuable to Insiders at any time exceeding 10% of the issued and outstanding Common Shares.

In addition, the Plan shall not result in the number of Common Shares issuable to any one non-executive director within a one-year period exceeding an Award value of $150,000 per such non-executive director, of which no more than $100,000 may comprise Options based on a valuation method acceptable to the Board.

Bonus Shares

•

Bonus Shares may be granted to Participants as a discretionary bonus at such time or times as will be determined by the Board by resolution, pursuant to recommendations of the Board from time to time. All Bonus Shares shall be issued at the Market Price in effect on the date of grant.

Options

•	Stock Option Terms and Exercise Price– The number of Common Shares subject to each Option grant, the exercise price, vesting, expiry date and other terms and conditions thereof will be determined by the Board. The exercise price of each Option shall in no event be lower than the Market Price of the Common Shares on the grant date.

•	Term– Unless otherwise specified at the time of grant, Options shall expire 10 years from the date of grant, unless terminated earlier in accordance with the Plan. Options that otherwise expire during a trading blackout shall be extended until ten trading days following the expiration of the blackout period.

2023 Management Information Circular – Page 35

•	Vesting Schedule – Options vest and become exercisable in 25% increments on: (i) the grant date (or the date of expiry of the probationary period for new hires); (ii) the 6-month anniversary of the grant date; (iii) the 12-month anniversary of the grant date; and (iv) the 18-month anniversary of the grant date.

•	Exercise of Option – A participant may exercise vested Options by (i) payment of the exercise price per Share subject to each Option (which will in no circumstances be lower than the Market Price), or (ii) if permitted by the Board, on a cashless basis by receiving that number of Common Shares equal to the current Market Price less the Option Price multiplied by the number of Options exercised as the numerator, divided by the current Market Price, as the denominator.

•	Circumstances Causing Cessation of Entitlement – If a Participant ceases to be a Director, Employee or Consultant of the Company, the Options will vest and expire in accordance with Section 5.5 of the Plan. A summary of these provisions is contained in the table below:

(a) If the Participant is an Employee:

Reason for Termination	Vesting	Expiry of Option
Death or Disability	Unvested Options will automatically vest in full as of the date of death or Disability and become immediately exercisable.	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the Plan and (ii) one year from the date of death or Disability of the Participant.
Change in Control	Options will vest in accordance with Section 12 of the Plan.	Options expire in accordance with Section 12 of the Plan.
Ceasing to be Employed for Employee Cause Event	Any Options which are unvested as of the date the Participant ceases to be Actively Employed will not vest, unless determined otherwise by the Board.	The expiry date of the Options will be the date the Participant ceases to be an Employee.

2023 Management Information Circular – Page 36

Reason for Termination	Vesting	Expiry of Option
Mandatory Retirement	All unvested Options of the Participant will immediately vest and become immediately exercisable	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the Plan and (ii) one year from the date of retirement.
Ceasing to be Employed but continues to be engaged as a Director or Consultant	The vesting of the Options will continue as set out in the Option Award Agreement.	The expiry date of the Options will remain unchanged.
Ceasing to be Employed other than as set out above	Any Options which are unvested as of the date the Participant ceases to be Actively Employed will not vest, unless determined otherwise by the Board.

The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the Plan and (ii) the 90th day following the date the Participant ceases to be Actively Employed, unless otherwise determined by the Board.

(b) If the Participant is a Director:

Reason for Termination	Vesting	Expiry of Option
Death or Disability	Unvested Options will automatically vest in full as of the date of death or Disability and become immediately exercisable.	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the Plan and (ii) one year from the date of death or Disability of the Participant.
Change in Control	Options will vest in accordance with Section 12 of the Plan.	Options expire in accordance with Section 12 of the Plan.
Ceasing to Hold Office but continues to be engaged as an Employee or Consultant	The vesting of the Options will continue as set out in the Option Award Agreement.	The expiry date of the Options will remain unchanged.

2023 Management Information Circular – Page 37

Reason for Termination	Vesting	Expiry of Option
Ceasing to Hold Office for Director Cause Event	Any Options held by Participant on the date the Participant ceases to be a Director which are unvested as of such date will not vest.	The expiry date of the Options will be the date the Participant ceases to be a Director.
Mandatory Retirement	All unvested Options of the Participant will immediately vest and become immediately exercisable	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the Plan and (ii) one year from the date the Participant ceases to be a Director.
Ceasing to Hold Office other than as set out above	All unvested Options of the Participant will immediately vest and become immediately exercisable.	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the Plan and (ii) the 90th day following the date the Participant ceases to be a Director.

(c) If the Participant is a Consultant:

Reason for Termination	Vesting	Expiry of Option
Death or Disability	Any Options held by a Participant on the date of death or Disability and which are unvested as of such date will not vest.	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the Plan and (ii) one year from the date of death or Disability of the Participant.
Change in Control	Options will vest in accordance with Section 12 of the Plan.	Options expire in accordance with Section 12 of the Plan.
Ceasing to be a Consultant due to completion/termination of contract	Any Options which are unvested as of the date the Participant ceases to be a Consultant will not vest, unless determined otherwise by the Board

The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the Plan and (ii) the 90th day following the date the Participant ceases to be a Consultant

2023 Management Information Circular – Page 38

Reason for Termination	Vesting	Expiry of Option
Ceasing to be a Consultant due to completion/termination of contract but continues to be engaged as a Director or Employee	The vesting of the Options will continue as set out in the Option Award Agreement.	The expiry date of the Options will remain unchanged.
Ceasing to be a Consultant and concurrently hired and becomes an Employee	The Options previously granted to the Consultant will flow through to the Employee on the same terms and conditions of the original grant of Options.	The Options previously granted to the Consultant will flow through to the Employee on the same terms and conditions of the original grant of Options.

Restricted Share Units and Performance Share Units

•	Terms – Restricted Share Units and Performance Share Units are notional securities that entitle the recipient to receive cash or Common Shares at the end of a vesting period. Vesting of Performance Share Units is contingent upon achieving certain performance criteria, thus ensuring greater alignment with the long-term interests of shareholders. The terms applicable to Restricted Share Units and Performance Share Units under the Plan (including the vesting schedule, performance cycle, performance criteria for vesting and whether dividend equivalents will be credited to a participant’s account) are determined by the Board at the time of the grant.

•	Vesting – Unless otherwise provided, Restricted Share Units typically vest in three equal instalments on the first three anniversaries of the date the Restricted Share Unit was granted. Unless otherwise noted, Performance Share Units shall vest as at the date that is the end of their specified performance cycle, subject to any performance criteria having been satisfied.

•	Settlement – On settlement, the Company shall, for each vested Restricted Share Unit or Performance Share Unit being settled, deliver to a Participant either (a) one Share, (b) a cash payment equal to the Market Price of one Share as of the vesting date, or (c) any combination of cash and Common Shares equal to the Market Price of one Share as of the vesting date, at the discretion of the Board.

•	Dividend Equivalents – As dividends are declared, additional Restricted Share Units and Performance Share Units may be credited to a Participant in an amount equal to the greatest whole number which may be obtained by dividing (i) the value of such dividend or distribution on the payment date therefore by (ii) the Market Price of one Share on such date.

2023 Management Information Circular – Page 39

•	Circumstances Causing Cessation of Entitlement – If a Participant ceases to be a Director, Employee or Consultant of the Company, the Restricted Share Units and Performance Share Units will be treated in accordance with Section 7.6 and 6.6 of the Plan respectively. A summary of these provisions is contained in the tables below:

(a) Restricted Share Units – If the Participant is an Employee:

Reason for Termination	Treatment of Restricted Share Units
Death or Disability

Outstanding Restricted Share Units that were vested on or before the date of death or Disability will be settled in accordance with Section 7.5 of the Plan provided that the settlement will be the earlier of (i) the date set out as the settlement date in the notice delivered by the Participant pursuant to Section 7.5 of the Plan; or (ii) the date that is 90 days following the date of death or Disability; and (iii) December 31st of the calendar year in which death or Disability occurs. Outstanding Restricted Share Units that were not vested on or before the date of death or Disability will in all respects terminate as of the date of death or Disability.

Change in Control	Reztricted Share Units vest in accordance with Section 12 of the Plan.
Ceasing to be Employed for Employee Cause Event	Outstanding Restricted Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be Actively Employed.
Mandatory Retirement

Outstanding Restricted Share Units that were vested on or before the date the Participant ceases to be Actively Employed will be settled in accordance with Section 7.5 of the Plan provided that the settlement date will be the earlier of (i) the date set out as the settlement date in the notice delivered by the Participant pursuant to Section 7.5 of the Plan; (ii) the date that is 90 days following the date the Participant ceases to be Actively Employed; and (iii) December 31st of the calendar year in which the Participant ceases to be Actively Employed. Subject to the foregoing, any remaining Restricted Share Units will in all respects terminate as of the date the Participant ceases to be Actively Employed.

Ceasing to be Employed but continues to be engaged as a Director or Consultant	Outstanding Restricted Share Units will continue to vest pursuant to the RSU Award Agreement.
Ceasing to be Employed other than as set out above

Outstanding Restricted Share Units that were vested on or before the date the Participant ceases to be Actively Employed will be settled in accordance with Section 7.5 of the Plan provided that the settlement date will be the earlier of (i) the date set out as the settlement date in the notice delivered by the Participant pursuant to Section 7.5 of the Plan; (ii) the date that is 90 days following the date the Participant ceases to be an Employee; and (iii) December 31st of the calendar year in which the Participant ceases to be Actively Employed. Subject to the foregoing, any remaining Restricted Share Units will in all respects terminate as of the date the Participant ceases to be an Employee.

(b) Restricted Share Units – If the Participant is a Director:

Reason for Termination	Treatment of Restricted Share Units
Death or Disability

Outstanding Restricted Share Units that were vested on or before the date of death or Disability will be settled in accordance with Section 7.5 of the Plan as of the date of death or Disability, provided that the settlement date will be the earlier of (i) the date set out as the settlement date in the notice delivered by the Participant pursuant to Section 7.5 of the Plan; (ii) the date that is 90 days following the date of death or Disability; and (iii) December 31st of the calendar year in which death or Disability occurs.  Outstanding Restricted Share Units that were not vested on or before the date of death or Disability will in all respects terminate as of the date of death or Disability.

Change in Control	Restricted Share Units vest in accordance with Section 12 of the Plan.
Ceasing to Hold Office but continues to be engaged as an Employee or Consultant	Outstanding Restricted Share Units will continue to vest pursuant to the RSU Award Agreement.
Ceasing to Hold Office for Director Cause Event	Outstanding Restricted Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be a Director.
Ceasing to Hold Office other than as set out above including Mandatory Retirement

Outstanding Restricted Share Units that were vested on or before the date the Participant ceases to be a Director will be settled in accordance with Section 7.5 of the Plan provided that the settlement date will be the earlier of (i) the date set out as the settlement date in the notice delivered by the Participant pursuant to Section 7.5 of the Plan; (ii) the date that is 90 days following the date the Participant ceases to be a Director; and (iii) December 31st of the calendar year in which the Participant ceases to be a Director.  Subject to the foregoing, any remaining Restricted Share Units will in all respects terminate as of the date the Participant ceases to be a Director.

2023 Management Information Circular – Page 40

(c) Restricted Share Units – If the Participant is a Consultant:

Reason for Termination	Treatment of Restricted Share Units
Death or Disability

Outstanding Restricted Share Units that were vested on or before the date of death or Disability will be settled in accordance with Section 7.5 of the Plan provided that the settlement date will be the earlier of (i) the date set out as the settlement date in the notice delivered by the Participant pursuant to Section 7.5 of the Plan; (ii) the date that is 90 days following the date of death or Disability; and (iii) December 31st of the calendar year in which death or Disability occurs. Outstanding Restricted Share Units that were not vested on or before the date of death or Disability will in all respects terminate as of the date of death or Disability.

Change in Control	Restricted Share Units vest in accordance with Section 12 of the Plan.
Ceasing to be a Consultant due to completion/termination of contract	Outstanding Restricted Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be a Consultant.
Ceasing to be a Consultant due to completion/termination of contract but continues to be engaged as a Director or Employee	Outstanding Restricted Share Units will continue to vest pursuant to the RSU Award Agreement.
Ceasing to be a Consultant and concurrently hired and becomes an Employee	The Restricted Share Units previously granted to the Consultant will flow through to the Employee on the same terms and conditions of the original grant of Restricted Share Units.

(d) Performance Share Units – If the Participant is an Employee:

Reason for Termination	Treatment of Performance Share Units
Death or Disability

Outstanding Performance Share Units that were vested on or before the date of death or Disability will be settled in accordance with Section 6.5 of the Plan provided that the settlement date will be the earlier of (i) the date set out as the settlement date in the notice delivered by the Participant pursuant to Section 6.5 of the Plan; (ii) the date that is 90 days following the date of death or Disability; and (iii) December 31st of the calendar year in which death or Disability occurs. Outstanding Performance Share Units that were not vested on or before the date of death or Disability will in all respects terminate as of the date of death or Disability.

2023 Management Information Circular – Page 41

Reason for Termination	Treatment of Performance Share Units
Change in Control	Performance Share Units vest in accordance with Section 12 of Plan.
Ceasing to be Employed for Employee Cause Event	Outstanding Performance Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be Actively Employed.
Mandatory Retirement

Outstanding Performance Share Units that were vested on or before the date the Participant ceases to be Actively Employed will be settled in accordance with Section 6.5 of the Plan as of the date the Participant ceases to be Actively Employed. Outstanding Performance Share Units that would have vested on the next vesting date following the date the Participant ceases to be Actively Employed, prorated to reflect the actual period between the commencement of the performance cycle and the date the Participant ceases to be Actively Employed, based on the Participant's performance for the applicable performance period(s) up to the date the Participant ceases to be Actively Employed, will be settled in accordance with Section 6.5 of the Plan as of such vesting date. Subject to the foregoing, any remaining Performance Share Units will in all respects terminate as of the date the Participant ceases to be Actively Employed.

Ceasing to be Employed but continues to be engaged as a Director or Consultant	Outstanding Performance Share Units will remain outstanding and will continue to vest pursuant to the PSU Award Agreement.
Ceasing to be Employed other than as set out above

Outstanding Performance Share Units that were vested on or before the date the Participant ceases to be Actively Employed will be settled in accordance with Section 6.5 of the Plan as of the date the Participant ceases to be Actively Employed. Outstanding Performance Share Units that would have vested on the next vesting date following the date the Participant ceases to be Actively Employed, prorated to reflect the actual period between the commencement of the performance cycle and the date the Participant ceases to be Actively Employed, based on the Participant's performance for the applicable performance period(s) up to the date the Participant ceases to be Actively Employed, will be settled in accordance with Section 6.5 of the Plan as of such vesting date. Subject to the foregoing, any remaining Performance Share Units will in all respects terminate as of the date the Participant ceases to be Actively Employed.

2023 Management Information Circular – Page 42

(e) Performance Share Units – If the Participant is a Director:

Reason for Termination	Treatment of Performance Share Units
Death or Disability

Outstanding Performance Share Units that were vested on or before the date of death or Disability will be settled in accordance with Section 6.5 of the Plan provided that the settlement date will be the earlier of (i) the date set out as the settlement date in the notice delivered by the Participant pursuant to Section 6.5; (ii) the date that is 90 days following the date of death or Disability; and (iii) December 31st of the calendar year in which death or Disability occurs. Outstanding Performance Share Units that were not vested on or before the date of death or Disability will in all respects terminate as of the date of death or Disability

Change in Control	Performance Share Units vest in accordance with Section 12 of the Plan.
Ceasing to Hold Office but continues to be engaged as an Employee or Consultant	Outstanding Performance Share Units will continue to vest pursuant to the PSU Award Agreement.
Ceasing to Hold Office for Director Cause Event	Outstanding Performance Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be a Director.
Ceasing to Hold Office other than as set out above including Mandatory Retirement

Outstanding Performance Share Units that were vested on or before the date the Participant ceases to be a Director will be settled as of the date the Participant ceases to be a Director. Outstanding Performance Share Units that would have vested on the next vesting date following the date the Participant ceases to be a Director, prorated to reflect the actual period between the commencement of the performance cycle and the date the Participant ceases to be a Director, based on the Participant's performance for the applicable performance period(s) up to the date the Participant ceases to be a Director, will be settled as of such vesting date. Subject to the foregoing, any remaining Performance Share Units will in all respects terminate as of the date the Participant ceases to be a Director.

(f) Performance Share Units – If the Participant is a Consultant

Reason for Termination	Treatment of Performance Share Units
Death or Disability

Outstanding Performance Share Units that were vested on or before the date of death or Disability will be settled in accordance with Section 6.5 of the Plan provided that the settlement date will be (i) the date set out as the settlement date in the notice delivered by the Participant pursuant to Section 6.5 of the Plan (ii) the date that is 90 days following the date of death or Disability; and (iii) December 31st of the calendar year in which death or Disability occurs. Outstanding Performance Share Units that were not vested on or before the date of death or Disability will in all respects terminate as of the date of death or Disability

2023 Management Information Circular – Page 43

Reason for Termination	Treatment of Performance Share Units
Change in Control	Performance Share Units vest in accordance with Section 12 of the Plan.
Ceasing to be a Consultant due to completion/termination of contract	Outstanding Performance Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be a Consultant.
Ceasing to be a Consultant due to completion/termination of contract but continues to be engaged as a Director or Employee	Outstanding Performance Share Units will continue to vest pursuant to the PSU Award Agreement.
Ceasing to be a Consultant and concurrently hired and becomes an Employee	The Performance Share Units previously granted to the Consultant will flow through to the Employee on the same terms and conditions of the original grant of Performance Share Units.

Deferred Share Units

•	Terms – A Deferred Share Unit is a notional security that entitles the recipient to receive cash or Common Shares upon termination of the holder from all positions with the Company The terms applicable to Deferred Share Units under the Plan (including whether dividend equivalents will be credited to a Participant’s DSU Account) are determined by the Board at the time of the grant.

Under the Plan, the Board may grant discretionary Deferred Share Units and mandatory or elective Deferred Share Units that are granted as a component of a non-executive director’s annual retainer or an officer or employee’s annual incentive.

•	Vesting – Unless otherwise provided, mandatory or elective Deferred Share Units vest immediately and the Board determines the vesting schedule for discretionary Deferred Share Units at the time of grant.

2023 Management Information Circular – Page 44

•	Settlement – Deferred Share Units may only be settled after the DSU Separation Date. At the grant date, the Board shall stipulate whether the Deferred Share Units are paid in cash, Common Shares, or a combination of both, in an amount equal to the Market Price of the notional Common Shares represented by the Deferred Share Units in the Participant’s DSU Account.

•	Credit to Account – As dividends are declared, additional Deferred Share Units may be credited to a Participant in an amount equal to the greatest whole number which may be obtained by dividing (i) the value of such dividend or distribution on the payment date therefore by (ii) the Market Price of one Share on such date.

•	Circumstances Causing Cessation of Entitlement – If a Participant ceases to be a Director, Employee or Consultant of the Company, the Deferred Share Units will be treated in accordance with Section 8.6 of the Plan. A summary of these provisions for Directors and Employees is contained in the table below:

(a) If the Participant is an Employee:

Reason for Termination	Treatment of Deferred Share Units
Death or Disability

Outstanding Deferred Share Units that were vested on or before the date of death or Disability will be settled in accordance with Section 8.5 of the Plan as of the date of death or Disability, provided that the settlement date will be the earlier of (i) the date set out as the settlement date in the notice delivered by the Participant pursuant to Section 8.5 of the Plan; (ii) the date that is 90 days following the date of death or Disability; and (iii) December 31st of the calendar year in which death or Disability occurs. Outstanding Deferred Share Units that were not vested on or before the date of death or Disability will in all respects terminate as of the date of death or Disability

Change in Control	Deferred Share Units vest in accordance with Section 12 of the Plan.
Ceasing to be Employed for Employee Cause Event	Outstanding Deferred Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be Actively Employed.
Mandatory Retirement

Outstanding Restricted Share Units that were vested on or before the date the Participant ceases to be Actively Employed will be settled in accordance with Section 8.5 of the Plan provided that the settlement date will be the earlier of (i) the date set out as the settlement date in the notice delivered by the Participant pursuant to Section 8.5 of the Plan; (ii) the date that is 90 days following the date the Participant ceases to be an Employee; and (iii) December 31st of the calendar year in which the Participant ceases to be an Employee.  Subject to the foregoing, any remaining Deferred Share Units will in all respects terminate as of the date the Participant ceases to be an Employee

2023 Management Information Circular – Page 45

Reason for Termination	Treatment of Deferred Share Units
Ceasing to be Employed but continues to be engaged as a Director or Consultant	Outstanding Deferred Share Units will continue to vest pursuant to the DSU Award Agreement.
Ceasing to be Employed other than as set out above

Outstanding Deferred Share Units that were vested on or before the date the Participant ceases to be Actively Employed will be settled in accordance with Section 8.5 of the Plan provided that the settlement date will be the earlier of (i) the date set out as the settlement date in the notice delivered by the Participant pursuant to Section 8.5 of the Plan; (ii) the date that is 90 days following the date the Participant ceases to be Actively Employed; and (iii) December 31st of the calendar year in which the Participant ceases to be Actively Employed. Subject to the foregoing, any remaining Deferred Share Units will in all respects terminate as of the date the Participant ceases to be Actively Employed.

(b) If Participant is a Director:

Reason for Termination	Treatment of Deferred Share Units
Death or Disability

Outstanding Deferred Share Units that were vested on or before the date of death or Disability will be settled in accordance with Section 8.5 of the Plan provided that the settlement date will be the earlier of (i) the date set out as the settlement date in the notice delivered by the Participant pursuant to Section 8.5 of the Plan; (ii) the date that is 90 days following the date of death or Disability; and (iii) December 31st of the calendar year in which death or Disability occurs. Outstanding Deferred Share Units that were not vested on or before the date of death or Disability will in all respects terminate as of the date of death or Disability.

Change in Control	Deferred Share Units vest in accordance with Section 12 of the Plan.
Ceasing to Hold Office but continues to be engaged as an Employee or Consultant	Outstanding Deferred Share Units will continue to vest pursuant to the DSU Award Agreement.
Ceasing to Hold Office for Director Cause Event	Outstanding Deferred Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be a Director.

2023 Management Information Circular – Page 46

Reason for Termination	Treatment of Deferred Share Units
Ceasing to Hold Office other than as set out above including Mandatory Retirement

Outstanding Deferred Share Units that were vested on or before the date the Participant ceases to be a Director will be settled in accordance with Section 8.5 of the Plan provided that the settlement date will be the earlier of (i) the date set out as the settlement date in the notice delivered by the Participant pursuant to Section 8.5 of the Plan; (ii) the date that is 90 days following the date the Participant ceases to be a Director; and (iii) December 31st of the calendar year in which the Participant ceases to be a Director.  Subject to the foregoing, any remaining Deferred Share Units will in all respects terminate as of the date the Participant ceases to be a Director

(c) If the Participant is a Consultant:

Reason for Termination	Treatment of Deferred Share Units
Death or Disability

Outstanding Deferred Share Units that were vested on or before the date of death or Disability will be settled in accordance with Section 8.5 of the Plan provided that the settlement date will be the earlier of (i) the date set out as the settlement date in the notice delivered by the Participant pursuant to Section 8.5 of the Plan; (ii) the date that is 90 days following the date of death or Disability; and (iii) December 31st of the calendar year in which death or Disability occurs

Change in Control	Deferred Share Units vest in accordance with Section 12 of the Plan.
Ceasing to be a Consultant due to completion/termination of contract	Outstanding Deferred Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be a Consultant.
Ceasing to be a Consultant due to completion/termination of contract but continues to be engaged as a Director or Employee	Outstanding Deferred Share Units will continue to vest pursuant to the DSU Award Agreement.

Reason for Termination	Treatment of Deferred Share Units
Ceasing to be a Consultant and concurrently hired and becomes an Employee	The Deferred Share Units previously granted to the Consultant will flow through to the Employee on the same terms and conditions of the original grant of Deferred Share Units.

2023 Management Information Circular – Page 47

General

•	Assignment – Awards under the Plan are non-assignable and non-transferable other than to a Participant's Personal Representatives.

•	Amendments Not Requiring Shareholder Approval- The Board may amend the Plan or Awards at any time, provided, however, that no such amendment may materially and adversely affect any Award previously granted to a Participant without the consent of the Participant, except to the extent required by applicable law (including TSX requirements). Any such amendment will be subject to all necessary regulatory approvals. Without limiting the generality of the foregoing, the Board may make certain amendments to the Plan or Awards without obtaining the approval of the shareholders of the Company including, but not limited to:

•	altering, extending or accelerating the terms and conditions of vesting of any Awards;

•	a change to the termination provisions of the Share-Based Compensation Plan or any Award which does not entail an extension beyond the original expiry date;

•	amending or modifying the mechanics of exercise or settlement of Awards;

•	effecting amendments of a “housekeeping” or ministerial nature (i.e. any amendment necessary to comply with the provisions of applicable laws or rules, regulations and policies of the TSX);

•	effecting amendments respecting the administration of the Plan;

•	effecting amendments necessary to suspend or terminate the Plan;

•	amending the change of control provisions of the Plan, provided that any amendment does not allow Participants to be treated any more favourably than other holders of shares with respect to the consideration that the Participants would be entitled to receive for their Common Shares upon a Change in Control;

•	any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX) or that is not expected to materially adversely affect the interests of the shareholders of the Company.

2023 Management Information Circular – Page 48

•	Amendments Requiring Shareholder Approval – Shareholder approval (or disinterested shareholder approval, if required by the policies of the TSX) will be required for the following types of amendments:

•	any increase in the number of shares issuable under the Plan or the percentage limit set out in Section 4.4 of the Plan, except such increases by operation of Sections 4.1 or 11 of the Plan;

•	with respect to Options, any reduction in the exercise price of an Option or the cancellation and reissue of an Option;

•

any extension of (i) the term of an Option beyond its original expiry date or (ii) the date on which a Performance Share Unit, Restricted Share Unit or Deferred Share Unit will be forfeited or terminated in accordance with its terms, except as may be effected in connection with a blackout period;

•	any amendment to permit the transfer or assignment of an Award other than for normal estate settlement purposes;

•	any amendment to the insider participation limits or non-executive director limits under the Plan or any amendment to the amendment sections of the Plan; and

•	any amendment required to be approved by shareholders under applicable law or pursuant to the rules, regulations and policies of the TSX.

Financial Assistance – The Plan provides that the Company may not offer financial assistance in respect of the exercise of any Award.

Termination and change of control benefits

Other than set out below, we have not entered into any other contract, agreement, plan or arrangement that provides for payments to a NEO at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of First Mining or a change in an NEO’s responsibilities.

The NEOs in the table below have termination and change of control benefits provided for in their respective employment/consulting agreements. The terms of each of the NEO’s employment/consulting agreements are described earlier in this Circular under the heading “Summary Compensation Table – Narrative Discussion”.

2023 Management Information Circular – Page 49

Termination Without Cause (No Change of Control)

The table below sets out the maximum amount First Mining could be obligated to pay in the event that an NEO was terminated without cause as of December 31, 2022, unrelated to a change of control.  We would also be obligated to pay the NEO’s actual accrued base salary and expenses up to the date of termination and continue the NEO’s option entitlements for the period set out in their respective employment agreements.

Name	Payment on Termination ($)	Bonus ($)	Vacation Pay ($)	Total Gross Payment on Termination ($)
Daniel W. Wilton CEO	$509,068	$79,650	$19,040	$607,758
Jeffery Reinson COO	$150,000	Nil	$16,994	$166,994
Lisa Peterson CFO	$125,000	Nil	$2,222	$127,222
Samir Patel General Counsel & Corporate Secretary	$216,986	$58,713	$12,600	$288,299
Stephen Lines Vice President, Environment & Community Relations	$133,921	$42,500	$13,500	$189,921

Termination Without Cause (Following a Change of Control)

The table below sets out the maximum amount First Mining could be obligated to pay in the event that an NEO was terminated without cause as of December 31, 2022, following a change of control.  We would also be obligated to pay the NEO’s actual accrued base salary and expenses up to the date of termination and continue the NEO’s option entitlements for the period set out in their respective employment agreements.

Name	Payment on Termination ($)	Bonus ($)	Vacation Pay ($)	Total Gross Payment on Termination ($)
Daniel W. Wilton CEO	$680,000	$159,300	$19,040	$858,340
Jeffery Reinson COO	$450,000	Nil	$16,994	$466,994
Lisa Peterson CFO	$375,000	Nil	$2,222	$377,222
Samir Patel General Counsel & Corporate Secretary	$337,500	$117,425	$12,600	$467,525
Stephen Lines Vice President, Environment & Community Relations	$246,421	$85,000	$13,500	$344,921

2023 Management Information Circular – Page 50

Director compensation

On January 26, 2022, following a recommendation from the Compensation Committee, our Board adopted a revised director compensation plan for its non-executive directors (the “2022 Director Compensation Plan”), replacing the previous director compensation plan that had been in effect since July 1, 2019.

Under the 2022 Director Compensation Plan, during the most recently completed financial year:

•	Each non-executive director of First Mining receives $52,500 as an annual retainer for serving as a director;

•	The Chairman of the Board receives an additional $10,500 for serving as Chairman of the Board;

•	The Chair of each Board committee receives an additional $5,250 for serving as a Chair of a Board committee;

•	Each non-executive director receives a meeting fee of $1,000 for each Board meeting and Board committee meeting attended by the director; and

•	Each non-executive director receives an additional $2,000 per year as reimbursement of out-of-pocket expenses incurred by the director, with receipts with respect to such expenses to be provided upon request by the Company.

All fees under the 2022 Director Compensation Plan are paid out semi-annually, on January 1st and July 1st of each year.

No director fees were paid in 2022 to Mr. Daniel W. Wilton, the Company’s CEO, for serving on the Board.

The following table sets forth the details of compensation provided to our directors, other than the NEOs, during our most recently completed financial year.  The value disclosed under option-based awards for directors represents the deemed dollar value of the options granted.  Except as may be noted below, no other compensation was paid to directors in their capacity as directors of First Mining or any of its subsidiaries, in their capacity as members of a committee of the Board or of a committee of the board of directors of its subsidiaries, or as consultants or experts, during our most recently completed financial year.

Name	Fees earned ($)	Share-based awards ($)	Option-based awards of unexercised in-the-money options ($) (1)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total compensation ($)
Keith Neumeyer	$83,250	$46,102	$100,078	N/A	N/A	Nil	$229,430
Raymond Polman	$70,750	$46,102	$100,078	N/A	N/A	Nil	$216,930
Richard Lock	$71,750	N/A	$79,376	N/A	N/A	Nil	$151,126
Leanne Hall	$62,500	N/A	$79,376	N/A	N/A	Nil	$141,876

2023 Management Information Circular – Page 51

(1)

The fair value of option-based awards is determined by the Black-Scholes Option Pricing Model with the following weighted average assumptions: (a) weighted average fair value at grant date - $0.138; (b) expected dividend yield – nil; (c) average risk-free interest rate – 1.75%; (d) expected life - 5 years; (e) expected volatility – 64.26%; and (f) forfeiture rate – 7.50%. The method of calculation is in accordance with IFRS 2 and is consistent with the method used in our annual audited consolidated financial statements.

Options Granted in Q1 2023

Subsequent to December 31, 2022, the Company granted the following stock options to our non-executive directors on February 14, 2023:

Name	Number of Options	Exercise Price	Grant Date	Expiry Date
Keith Neumeyer	875,000	$0.19	February 14, 2023	February 14, 2028
Raymond Polman	875,000	$0.19	February 14, 2023	February 14, 2028
Richard Lock	575,000	$0.19	February 14, 2023	February 14, 2028
Leanne Hall	575,000	$0.19	February 14, 2023	February 14, 2028

Each of the above stock options is subject to the following vesting schedule:

•	25% vested immediately on the grant date;

•	25% will vest on August 14, 2023;

•	25% will vest on February 14, 2024; and

•	25% will vest on August 14, 2024.

Deferred Share Units Granted in Q1 2023

Subsequent to December 31, 2022, the Company granted the following deferred share units (“DSUs”) to certain non-executive directors on February 14, 2023:

Name	Number of DSUs	Grant Date
Keith Neumeyer	260,000	February 14, 2023
Raymond Polman	190,000	February 14, 2023

Each of the above DSUs is subject to the following vesting schedule:

•	25% vested immediately on the grant date (February 14, 2023);

•	25% will vest on August 14, 2023;

•	25% will vest on February 14, 2024; and

•	25% will vest on August 14, 2024.

2023 Management Information Circular – Page 52

Incentive Plan Awards – Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth details regarding all option-based awards and share-based awards that have been granted to each director of First Mining who is not also an NEO or former NEO and that were outstanding as at the end of our most recently completed financial year.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#) (2)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($) (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($) (3)	Market or payout value of vested share-based awards not paid out or distributed ($)
Keith Neumeyer Chairman	150,000	$0.280	13-Feb-27	Nil	89,000	$17,800	Nil
	575,000	$0.265	03-Feb-27	Nil	Nil	N/A	N/A
	437,500	$0.435	2-Feb-26	Nil	Nil	N/A	N/A
	300,000	$0.250	31-Jan-25	Nil	Nil	N/A	N/A
	700,000	$0.400	10-Dec-23	Nil	Nil	N/A	N/A
	1,000,000	$0.600	15-Jan-23	Nil	Nil	N/A	N/A
Raymond Polman Director	150,000	$0.280	13-Feb-27	Nil	89,000	$17,800	Nil
	575,000	$0.265	03-Feb-27	Nil	Nil	N/A	N/A
	437,500	$0.435	2-Feb-26	Nil	Nil	N/A	N/A
	200,000	$0.250	31-Jan-25	Nil	Nil	N/A	N/A
	550,000	$0.400	10-Dec-23	Nil	Nil	N/A	N/A
	550,000	$0.600	15-Jan-23	Nil	Nil	N/A	N/A
Richard Lock Director	575,000	$0.265	03-Feb-27	Nil	Nil	N/A	N/A
	300,000	$0.435	2-Feb-26	Nil	Nil	N/A	N/A
	200,000	$0.250	1-Apr-25	Nil	Nil	N/A	N/A
Leanne Hall Director	575,000	$0.265	03-Feb-27	Nil	Nil	N/A	N/A
	225,000	$0.435	2-Feb-26	Nil	Nil	N/A	N/A
	200,000	$0.435	30-Oct-25	Nil	Nil	N/A	N/A

Notes:

(1)

This amount is the aggregate dollar amount of in-the-money unexercised options held at the end of 2022 based on the closing price of our Common Shares on the TSX on December 31, 2022, which was $0.20. All options, with the exception of those noted above which are due to expire on or after December 10, 2023, were fully vested as of the grant date of the options.

(2)

The Board of Directors have adopted the following vesting criteria for option grants: 25% vests immediately upon grant; 25% vests in 6 months following the date of grant; 25% vests in 12 months following the date of the grant and 25% vests in 18 months following the date of the grant.

2023 Management Information Circular – Page 53

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during our most recently completed financial year by each director that was not also a former NEO:

Name	Option-based awards - Value vested during the year (1) ($)	Share-based awards - Value vested during the year (2) ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Keith Neumeyer Chairman	Nil	$37,547	Nil
Raymond Polman Director	Nil	$37,547	Nil
Richard Lock Director	Nil	Nil	Nil
Leanne Hall Director	Nil	$5,100	Nil

Notes:

(1)

This amount is based on the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. Amounts were computed using the dollar value that would have been realized by determining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date.

(2)

This amount is based on the aggregate dollar value realized. It was computed using the dollar value realized by multiplying the share price on the exercise date by the vested number of share-based awards.

Equity Compensation Plan Information

The following table sets out those securities of the Company which have been authorized for issuance under equity compensation plans, as at the end of the most recently completed financial year:

Plan Category	Number of securities to be issued upon exercise of outstanding awards (a)	Weighted average exercise price of outstanding awards (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by our securityholders	50,834,502 Common Shares	$0.37	29,388,112 Common Shares
Equity compensation plans not approved by our securityholders	Nil	Nil	Nil
TOTAL	50,834,502 Common Shares	$0.37	29,388,112 Common Shares

2023 Management Information Circular – Page 54

Note:

(1)

The aggregate number of Common Shares that may be reserved for issuance under our current Amended and Restated Share-Based Compensation Plan shall not exceed 10% of First Mining’s issued and outstanding Common Shares. As at December 31, 2022, we had 802,226,149 Common Shares issued and outstanding.

Annual burn rate

For each of the last three financial years, the annual burn rate of our Amended and Restated Share-Based Compensation Plan relative to stock options, RSUs, PSUs and DSUs issued under the plan is:

•

2.62% for 2022 (16,010,000 options were issued in fiscal year 2022 at a 2.17% burn rate; 1,090,000 RSUs were issued in fiscal year 2022 at a 0.15% burn rate; 1,913,000 PSUs were issued in fiscal year 2022 at a 0.26% burn rate; 356,000 DSUs were issued in fiscal year 2022 at a 0.05% burn rate);

•	2.01% for 2021 (12,190,000 options were issued in fiscal year 2021 at a 1.74% burn rate; 1,550,000 RSUs were issued in fiscal year 2021 at a 0.22% burn rate; 303,000 DSUs were issued in fiscal year 2021 at a 0.04% burn rate); and

•	1.76% for 2020 (11,350,000 options were issued in fiscal year 2020 at a 1.76% burn rate; no RSUs or DSUs were issued in fiscal year 2020).

The “burn rate” of our Amended and Restated Share-Based Compensation Plan for any given fiscal year is calculated by dividing the total number of stock options, RSUs, PSUs and DSUs granted in that fiscal year by the weighted average number of Common Shares outstanding for that year.

Indebtedness of Directors and Executive Officers

None of the current or former directors, executive officers, employees of First Mining, the proposed nominees for election to the Board, or their respective associates or affiliates, are or have been indebted to the Company or any of its subsidiaries since the beginning of our most recently completed financial year.

Management Contracts

Other than as disclosed elsewhere in this Circular, no management functions of First Mining are to any substantial degree performed by a person or company other than the directors or executive officers of the Company.

Additional Information

Additional information relating to First Mining is available under our SEDAR profile at www.sedar.com.

2023 Management Information Circular – Page 55

You can find financial information relating to First Mining in our comparative financial statements and MD&A for our most recently completed financial year.  These documents are available on our website at

www.firstmininggold.com/investors/reports-filings/financials and under our SEDAR profile at www.sedar.com.

You can also request copies free of charge by contacting us at:

First Mining Gold Corp. Suite 2070 – 1188 West Georgia Street Vancouver, British Columbia V6E 4A2	info@firstmininggold.com Telephone: 1.844.306.8827

Board Approval

Our Board has approved the contents of this Circular and authorized us to send it to you.

DATED at Vancouver, British Columbia, this 1st day of May, 2023.

ON BEHALF OF THE BOARD,

(signed) “Daniel W. Wilton”

Daniel W. Wilton

Chief Executive Officer and Director

2023 Management Information Circular – Page 56

Appendix A Board Mandate

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BOARD OF DIRECTORS CHARTER

1. INTRODUCTION

1.1 The First Mining Gold Corp. (the “Company”) board of directors (the “Board”) has the primary responsibility to foster the short and long-term success of the Company and is accountable to the Company’s shareholders and other stakeholders.

1.2 The Board is responsible under law for the management or for supervising the management of the Company’s business and affairs.  In supervising the conduct of the business, the Board sets the standards of conduct for the Company.

1.3 This mandate is prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.

2. COMPOSITION AND BOARD ORGANIZATION

2.1 Nominees for directors are initially considered and recommended by the Board’s Compensation Committee in conjunction with the Chair of the Board, approved by the entire Board and elected annually by the shareholders.

2.2 A majority of directors comprising the Board must qualify as independent directors (as defined in National Instrument 58-101 Disclosure of Corporate Governance Practices).

2.3 Certain of the Board’s responsibilities may be delegated to Board committees. The responsibilities of those committees will be as set forth in their charters.

3. RESPONSIBILITIES

Managing the Affairs of the Board

3.1 The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself. The legal obligations of the Board are described in Section 4. Subject to these legal obligations and to the articles of the Company, the Board retains the responsibility for managing its own affairs, including:

(a)

annually reviewing the skills and experience represented on the Board in light of the Company’s strategic direction and approving a Board composition plan recommended by the Compensation and Nominating Committee;

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(b)	appointing, determining the composition of and setting the terms of reference for, Board committees;

(c)	determining and implementing an appropriate process for assessing the effectiveness of the Board, the Board Chair, committees and directors in fulfilling their responsibilities;

(d)	assessing the adequacy and form of director compensation;

(e)	assuming responsibility for the Company’s governance practices;

(f)	establishing new director orientation and ongoing director education processes;

(g)	ensuring that the independent directors meet regularly without executive directors and management present;

(h)	setting the terms of reference for the Board; and

(i)	appointing the Corporate Secretary to the Board.

Human Resources

3.2 The Board has the responsibility to:

(a)	appoint the Chief Executive Officer and plan Chief Executive Officer succession;

(b)	set terms of reference for the Chief Executive Officer;

(c)	provide advice and counsel to the Chief Executive Officer in the execution of the Chief Executive Officer’s duties;

(d)	annually approve corporate goals and objectives that the Chief Executive Officer is responsible for meeting;

(e)	monitor and, at least annually, review the Chief Executive Officer’s performance against agreed upon annual objectives;

(f)

to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer and other senior officers, and that the Chief Executive Officer and other senior officers create a culture of integrity throughout the Company;

(g)	set the Chief Executive Officer’s compensation;

(h)	approve the Chief Executive Officer’s acceptance of significant public service commitments or outside directorships;

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(i)	approve decisions relating to senior management, including:

(I)	review senior management structure including the duties and responsibilities to be assigned to officers of the Company;

(II)	on the recommendation of the Chief Executive Officer, appoint and discharge the officers of the Company who report to the Chief Executive Officer;

(III)	review compensation plans for senior management including salary, incentive, benefit and pension plans;

(IV)	review employment contracts, termination and other special arrangements with executive officers, or other employee groups;

(V)	approve certain matters relating to all employees, including:

(a)	the Company’s broad compensation strategy and philosophy;

(b)	new benefit programs or material changes to existing programs; and

(VI)	ensure succession planning programs are in place, including programs to train and develop management.

Strategy and Plans

3.3 The Board has the responsibility to:

(a)	adopt and periodically review a strategic planning process for the Company;

(b)

participate with management, in the development of, and annually approve a strategic plan for the Company that takes into consideration, among other things, the risks and opportunities of the business;

(c)	approve annual capital and operating budgets that support the Company’s ability to meet its strategic objectives;

(d)	direct management to develop, implement and maintain a reporting system that accurately measures the Company’s performance against its business plans;

(e)	approve the entering into, or withdrawing from, projects that are, or are likely to be, material to the Company; and

(f)	approve material mergers, acquisitions, joint ventures, and divestitures.

Financial and Corporate Issues

3.4 The Board has the responsibility to:

(a)	take reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems;

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(b)

review and approve release by management of any materials reporting on the Company’s financial performance or providing guidance on future results and ensure the disclosure accurately and fairly reflects the state of affairs of the Company, and is in accordance with international financial reporting standards (“IFRS”), including quarterly and annual financial statements, information circulars, annual information forms, annual reports, offering memorandums and prospectuses;

(c)	declare cash or in specie dividends subject to applicable laws and the best interests of the Company;

(d)

approve financings, issue and repurchase of shares, issue of debt securities, listing of shares and other securities, issue of commercial paper, and related prospectuses; and recommend changes in authorized share capital to shareholders for their approval;

(e)	approve the incurring of any material debt by the Company outside the ordinary course of business;

(f)	approve the commencement or settlement of litigation that may have a material impact on the Company; and

(g)	recommend the appointment of external auditors and approve auditors’ fees.

Business and Risk Management

3.5 The Board has the responsibility to:

(a)	ensure management identifies the principal risks of the Company’s business and implements appropriate systems to manage these risks; and

(b)	evaluate and assess information provided by management and others about the effectiveness of risk management systems.

Policies and Procedures

3.6 The Board has the responsibility to:

(a)	approve and monitor, through management, compliance with all significant policies and procedures that govern the Company’s operations;

(b)

approve and act as the guardian of the Company’s corporate values, including the implementation of a Code of Business Conduct and Ethics for the Company and management’s procedures to monitor compliance with the Code of Business Conduct and Ethics; and

(c)	direct management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards.

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Compliance Reporting and Corporate Communications

3.7 The Board has the responsibility to:

(a)	ensure the Company has in place effective communication processes with shareholders and other stakeholders and financial, regulatory and other recipients;

(b)	approve and periodically review the Company’s communications policy;

(c)	ensure the Board has measures in place to receive feedback from shareholders;

(d)	approve interaction with shareholders on all items requiring shareholder response or approval;

(e)	ensure the Company’s financial performance is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

(f)	ensure the financial results are reported fairly and in accordance with IFRS;

(g)

ensure the Chief Executive Officer and Chief Financial Officer certify the Company’s annual and interim financial statements, annual and interim MD&A and, if applicable, Annual Information Form, and that the content of the certification meets all applicable legal and regulatory requirements; and

(h)	ensure timely reporting of any other developments that have a significant and material effect on the Company.

Investor Relations

3.8 The Chair of the Board and either the Chief Executive Officer or the President of the Company have the responsibility to approve all investor relations materials and all such materials must be so approved before such materials are distributed.

4. GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS

4.1 The Board is responsible for:

(a)	directing management to ensure legal requirements have been met, and documents and records have been properly prepared, approved and maintained; and

(b)	recommending changes in the articles, matters requiring shareholder approval, and setting agendas for shareholder meetings.

4.2 The Business Corporation Act (British Columbia) identifies the following as legal requirements for the Board:

(a)	act honestly and in good faith with a view to the best interests of the Company, including the duty:

(i)	to disclose conflicts of interest;

(ii)	not to appropriate or divert corporate opportunities;

(iii)	to maintain confidential information of the Company and not use such information for personal benefit; and

(iv)	to disclose information vital to the business of the Company in the possession of a director;

(b)	exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances; and

(c)	act in accordance with the Business Corporations Act (British Columbia) and the articles of the Company.

5. EFFECTIVE DATE

5.1 This Mandate was implemented by the Board on June 22, 2015.

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For More Information Contact:

Paul Morris

Director, Investor Relations

Toll-Free:  1-844-306-8827

Email:  info@firstmininggold.com

Follow us:

@FirstMining
@FirstMiningGold
vrify.com/explore/companies/first-mining-gold-corp

Suite 2070 – 1188 West Georgia Street, Vancouver, British Columbia V6E 4A2 www.firstmininggold.com | 1-844-306-8827

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